Registration Nos. 33-43390

                                   811-2441

                 As filed with the Commission on March , 1995
                                    ------

                    --------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No.
                       Post-Effective Amendment No. 6 ______

                                    and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              Amendment No. 48 _______


                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
       (Address of Depositor's Principal Executive Officers) (Zip Code)
                                (713) 831-3632
              (Depositor's Telephone Number, including Area Code)

                            Steven A. Glover, Esq.
               Associate General Counsel and Assistant Secretary
                    American General Life Insurance Company
                  2727-A Allen Parkway, Houston, Texas 77019
                    (Name and Address of Agent for Service)

                Copies of all communications to Freedman, Levy,
                   Kroll & Simonds 1050 Connecticut Avenue,
                                N.W., Suite 825
                            Washington, D.C. 20036
                        Attention: Gary O. Cohen, Esq.

Approximate Date of Proposed Public Offering:  Continuous

It is proposed that this filing will become effective (check appropriate box)

|_|     Immediately upon filing pursuant to paragraph (b) of Rule 485
|_|     On (date) pursuant to paragraph (b) of Rule 485
|_|     60 days after filing pursuant to paragraph (a)(1) of Rule 485

|X| On June 2 , 1996 pursuant to paragraph (a)(1) of Rule 485 |_| 75 days after filing pursuant to paragraph (a)(2) of Rule 485 |_| On (date) pursuant to paragraph (a) (2) of Rule 485




If appropriate, check the following:

|_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment


Pursuant to the provisions of Rule 24f-2 under the Investment Company Act of 1940, Registrant has elected to register an indefinite number or amount of its securities under the Securities Act of 1933. That election was previously filed in Registrant's Form N-4 registration statement (File No. 2-49805). Registrant filed a Rule 24f-2 Notice on February 21, 1996, for its most recent fiscal year ended December 31, 1995.

              AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
                              SEPARATE ACCOUNT D
                                   FORM N-4

                             Cross Reference Sheet
                            Pursuant to Rule 495(a)
                       Under the Securities Act of 1933

                                    PART A
               Showing Location of Information in Prospectuses (1)

Form N-4

Item No.                                      Prospectus Caption
-------                                       ------------------

 1. Cover Page. . . . . . . . . . . . . . . . Cover Page

 2. Definitions . . . . . . .  . . . . . . .  Glossary

 3. Synopsis or Highlights.    . . . . . . .  Synopsis of Contract Provisions

 4. Condensed Financial Information. . . . . .Synopsis of Contract Provisions
                                              - Financial and Performance
                                              Information; Cover Page; Selected
                                              Accumulation UnitData(2);
                                              financial Information(3)

 5. General Description of Registrant,
    Depositor and Portfolio Companies . . .   AG Life; Separate Account D;
                                              The Funds3; Cover Page

 6. Deductions and Expenses . . . . . . . . . Charges Under the Contracts;
                                              Long-Term Care, Catastrophic
                                              Medical Expenses and Terminal
                                              Illness

 7. General Description of Variable
    Annuity Contracts . . . . . . . . . . . . Synopsis of Contract Provisions
                                              - Communi cations to Us; Owner
                                              Account Value; Transfer,
                                              Automatic Rebalancing,
                                              Surrender and Partial Withdrawal
                                              of Owner Account Value (2);
                                              Transfer, Automatic Rebalancing,
                                              Surrender and Partial Withdrawal
                                              of Owner Account Value (3)Owners,
                                              Annuitants and Beneficiaries;
                                              Assignments;Rights Reserved by
                                              Us
--------

              (1) This registration statement contains two prospectuses that relate to successive versions of the same form of variable annuity contract. Each successive version generally reflects enhancements made to the form of contract over time. Except as otherwise noted, the information required by Part A of Form N-4 is located under the captions identified below in each prospectus contained herein.

              (2) Contained in the Prospectus relating to Contract Form No. 93020 and Contract Form No. 93021 (See Part C, Item 24. 4(f)(I) and (f)(ii)).


              (3) Contained in the Prospectus relating to Contract Form No. 95020 and Contract Form No. 95021 (See Part C, Item 24. 4(g)(I) and (g)(ii)).

                                    PART A

Form N-4
                         Item No. Prospectus Caption

8. Annuity Period. . . . . . . . . . . . . . . . Annuity Period and Annuity
                                                 Payment Options

9. Death Benefit . . . . . . . . . . . . . . . . Death Proceeds

10.Purchases and Contract Value. . . . . . . . . Contract Issuance and Pur
                                                 chase Payments; Variable Ac
                                                 count Value; Distribution
                                                 Arrangements; One-Time Re
                                                 instatement Privilege

 11.Redemptions    .  .  .  .  .  . . . . . . .  Transfer, Surrender and
                                                 Partial  Withdrawal of Owner
                                                 Account Value2; Transfer,
                                                 Automatic Rebalancing,
                                                 Surrender and Partial
                                                 Withdrawal of Owner Account
                                                 Value3;  Annuity Payment
                                                 Options; Contract Issuance
                                                 and Purchase Payments;
                                                 Synopsis of Contract
                                                 Provisions Surrenders,
                                                 Withdrawals and Cancellations;
                                                 Payment and Deferment

12.Taxes . . . . . . . . . . . . . . . . . . . . Federal Income Tax Matters;
                                                 Synopsis of Contract
                                                 Provisions -Limitations
                                                 Imposed by Retirement Plans
                                                 and Employers

13.Legal Proceedings . . . . . . . . . . . . . . Not Applicable

14.Table of Contents of Statement
   of Additional Information . . . . . . . . . . Contents of Statement of
                                                 Additional Information

--------

                    2 Contained in the Prospectus relating to Contract Form No. 93020 and Contract Form No. 93021 (See Part C,
                         Item 24.  4(f)(i) and  (f)(ii)).

                    3 Contained in the Prospectus relating to Contract Form No. 95020 and Contract Form No. 95021 (See Part C,
                         Item 24. 4(g)(i) and (g)(ii)).

                                    PART B


    Showing Location of Information in Statement of Additional Information4

                                                        Caption in
Form N-4                                                Statement of
Item No.                                                Additional Information
                                                        ----------------------


15. Cover Page. . . . . . . . . . . . . . . . . . . . . Cover Page

16. Table of Contents . . . . . . . . . . . . . . . . . Cover Page

17. General Information and
    History . . . . . . . . . . . . . . . . . . . . . . General Information;
                                                        Regulation and Reserves

18. Services. . . . . . . . .. . . . . . . . . . . . . .Independent Auditors;
                                                        Services

19. Purchase of Securities
    Being Offered . . . . . . . . . . . . . . . . . . . Not Applicable(5)

20. Underwriters. . . . . . . . . . . . . . . . . . . . Principal Underwriters

21. Calculation of Performance
    Data. . . . . . . . . . . . . . . . . . . . . . . . Performance Data for
                                                        the Divisions

22. Annuity Payments. . . . . . . . . . . . . . . . . . Not Applicable(5)

23. Financial Statements. . . . . . . . . . . . . . . . Financial Statements


                                    PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.
--------

          (4) This registration statement contains two statements of additional information (each an "SAI") that relate to successive versions of the same form of variable annuity contract. Each successive version generally reflects enhancements made to the contract over time. Except as otherwise noted, the information required by Part B of Form N-4 is located under the captions identified below in each SAI contained herein.

          (5)    All required information is included in Prospectus.

          Registrant is filing this Post-Effective Amendment No. 6 for the principal purpose of adding to the Registration Statement a prospectus and a statement of additional information with respect to an enhanced version of the Combination Fixed and Variable Annuity Contract offered by American General Life Insurance Company.

          Registrant does not intend for this Post-Effective Amendment No. 6 to delete, from the Registration Statement, any document included in the Registration Statement, including any currently effective prospectus, supplement thereto, or statement of additional information.

               COMBINATION FIXED AND VARIABLE ANNUITY CONTRACTS
                                  OFFERED BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                       ANNUITY ADMINISTRATION DEPARTMENT
                   P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                          1-800-247-6584 713/831-3505


American General Life Insurance Company ("AG Life") is offering the flexible payment deferred individual annuity contracts (the "Contracts") described in this Prospectus.

You may use AG Life's Separate Account D for a variable investment return under the Contracts based on one or more of the following mutual fund portfolios of the Van Kampen American Capital Life Investment Trust: the Emerging Growth Fund, the Enterprise Fund, the Global Equity Fund, the Real Estate Securities Fund, the Growth and Income Fund, the Asset Allocation Fund, the Domestic Income Fund, the Government Fund, and the Money Market Fund.

You may also use AG Life's guaranteed interest accumulation option. This option has five different guarantee periods, each with its own guaranteed interest rate.


This Prospectus is designed to provide information about the Contracts that you should know before investing. Please read it carefully and keep it for future reference. Information about certain aspects of the Contracts, in addition to that found in this Prospectus, has been filed with the Securities and Exchange Commission in the Statement of Additional Information (the "Statement"). The Statement, dated June 2 , 1996, is incorporated by reference into this Prospectus. The "Table of Contents" of the Statement appears at page of this Prospectus. You may obtain a free copy of the Statement upon written or oral request to AG Life's Annuity Administration Department in our Home Office, which is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The mailing address and telephone numbers are set forth above.


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE RELATED STATEMENT (OR ANY SALES LITERATURE APPROVED BY AG LIFE) IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE
CONTRACTS ARE NOT AVAILABLE IN ALL STATES AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTA
TION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPEC TUS OF THE VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST.


                        Prospectus dated June 2, 1996

                                   CONTENTS

Glossary......................................................................
Fee Table.....................................................................
Synopsis of Contract Provisions...............................................
Financial Information.........................................................
AG Life.......................................................................
Separate Account D............................................................
The Funds ....................................................................
The Fixed Account.............................................................
Contract Issuance and Purchase Payments.......................................
Owner Account Value...........................................................
  Variable Account Value......................................................
  Fixed Account Value.........................................................
Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner
  Account Value...............................................................
  Transfers...................................................................
  Automatic Rebalancing.......................................................
  Surrenders and Partial Withdrawals..........................................
Annuity Period and Annuity Payment Options....................................
  Annuity Commencement Date...................................................
  Application of Owner Account Value..........................................
  Fixed and Variable Annuity Payments.........................................
  Annuity Payment Options.....................................................
  Transfers...................................................................
Death Proceeds................................................................
  Death Proceeds Prior to the Annuity Commencement Dat........................
  Death Proceeds After the Annuity Commencement Date..........................
  Proof of Death..............................................................
   Charges Under the Contracts................................................
  Premium Taxes...............................................................
  Surrender Charge............................................................
  Transfer Charges............................................................
  Annual Contract Fee.........................................................
  Charge to Separate Account D................................................
  Miscellaneous...............................................................
  Systematic Withdrawal Plan .................................................
  One-Time Reinstatement Privil...............................................
  Reduction in Surrender Charges and Administrative Charges...................

Long-Term Care, Catastrophic Medical Expenses and Terminal Illness............
  Long-Term Care..............................................................
  Catastrophic Medical Expenses...............................................
  Terminal Illness............................................................
Other Aspects of the Contracts................................................
  Owners, Annuitants and Beneficiaries; Assignments...........................
  Reports.....................................................................
  Rights Reserved by Us.......................................................
  Payment and Deferment.......................................................

Federal Income Tax Matters....................................................
  General.....................................................................
  Non-Qualified Contracts.....................................................
  Individual Retirement Annuities ("IRAs")....................................
  Simplified Employee Pension Plans...........................................
  Other Qualified Plans.......................................................
  Private Employer Unfunded Deferred Compensation Plans.......................
  Excess Distributions - 15% Tax..............................................
  Federal Income Tax Withholding and Reporting................................
  Taxes Payable by AG Life and Separate Account D.............................
Distribution Arrangements.....................................................
Legal Matters.................................................................
Other Information on File.....................................................
Contents of Statement of Additional Information...............................

                                   GLOSSARY


We, our and us - American General Life Insurance Company ("AG Life").

You and your - a reader of this Prospectus who is contemplating making purchase payments or taking any other action in connection with a Contract. This would generally be the Owner.

Account  Value - the sum of your  Fixed  Account  Value and  Variable  Account
Value.

Accumulation Unit - a measuring unit used in calculating your interest in a Division of Separate Account D prior to the Annuity Commencement Date.

Annuitant - the person named as such in the application for a Contract and on whose life annuity payments may be based.

Annuity Commencement Date - the date on which we begin making payments under an Annuity Payment Option, unless a lump-sum distribution is elected instead.

Annuity Payment Option - one of the several forms in which you can request us to make annuity payments.

Annuity Period - the period during which we make annuity payments under an Annuity Payment Option.

Annuity Unit - a measuring unit used in calculating the amount of Variable Annuity Payments.

Beneficiary - the person that you designate to receive any proceeds due under a Contract following the death of an Owner or an Annuitant.

Code - the Internal Revenue Code of 1986, as amended.

Contingent Annuitant - a person that you designate under a Non-Qualified Contract to become the Annuitant if the Annuitant dies before the Annuity Commencement Date and the Contingent Annuitant survives the Annuitant.

Contingent Beneficiary - a person that you designate to receive any proceeds due under a Contract following the death of an Owner or an Annuitant, if the Beneficiary has died but the Contingent Beneficiary survives at the time such proceeds become payable.

Contract - an individual annuity Contract offered by this Prospectus.

Contract Anniversary - each anniversary of the date of issue of the Contract.

Contract Year - each year beginning with the date of issue of the Contract.

Division - one of the several different investment options into which Separate Account D is divided.

Fixed Account - the name of the investment alternative under which purchase payments are allocated to AG Life's General Account.

Fixed Account Value - the amount of your Account Value which is in the Fixed Account.

Fixed Annuity Payments - annuity payments that are fixed in amount and do not vary with the investment experience of any Division of Separate Account D.

Fund - an individual fund available for investment under the Contracts. Currently, each Fund is a part of the Van Kampen American Capital Life Investment Trust.

General Account - all assets of AG Life other than those in Separate Account D or any other legally- segregated separate account established by AG Life.

Guaranteed Interest Rate - the rate of interest we credit during any Guarantee Period, on an effective annual basis.

Guarantee Period - the period for which a Guaranteed Interest Rate is credited.

Home  Office - our  office  at the  following  addresses  and  phone  numbers:
American General Life Insurance Company, Annuity Administration Department, 2727-A Allen Parkway, Houston, Texas 77019-2191; mailing address - P.O. Box 1401, Houston, Texas 77251-1401; 1-800-247-6584 or 713- 831-3505.

Investment Company Act of 1940 ("1940 Act") - a federal law governing the operations of investment companies such as the Funds and Separate Account D.

Non-Qualified - not eligible for the special federal income tax treatment applicable in connection with retirement plans pursuant to Sections 401, 403, or 408 of the Code.

Owner - the holder of record of a Contract, except that the employer or trustee may be the Owner of the Contract in connection with a retirement plan.

Qualified - eligible for the special federal income tax treatment applicable in connection with retirement plans pursuant to sections 401, 403, or 408 of the Code.

Separate Account D - the segregated asset account referred to as American General Life Insurance Company Separate Account D established to receive and invest purchase payments under the Contracts.

Surrender Charge - a charge for sales expenses that may be assessed upon surrenders of and payments of certain other amounts from a Contract.

Valuation Date - all days on which we are open for business except, with respect to any Division, days on which the related Fund does not value its shares.

Valuation Period - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the exchange on the next succeeding Valuation Date.

Variable Annuity Payments - annuity payments that vary in amount based on the investment experience of one or more of the Divisions of Separate Account D.

Variable Account Value - the amount of your Account Value that is in Separate Account D.

Written - signed, dated, in form and substance satisfactory to us and received at our Home Office. See "Synopsis of Contract Provisions - Communications to Us." You must use special forms provided by us or your sales representative to authorize telephone transfers, elect an Annuity Option or exercise your one-time reinstatement privilege.

                                   FEE TABLE

          The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly pursuant to a Contract and in connection with the Funds. The table reflects expenses of the Separate Account as well as the Funds. Amounts for state premium taxes or similar assessments may also be deducted, where applicable.


Participant Transaction Charges

Front-End Sales Charge Imposed on Purchases.................................0%
Maximum Surrender Charge1...................................................6%
(computed as a percentage of purchase payments surrendered)
Transfer Fee..............................................................$0(2)


Annual Contract Fee(3).....................................................$30

Separate Account D Annual Expenses (as a percentage of average daily net asset value)

Mortality and Expense Risk Charge........................................1.25%
Administrative Expense Charge............................................. 15%
 Total Separate Account D Annual Expenses................................1.40%



---------------

              (1) This charge does not apply or is reduced under certain circumstances. See "Surrender Charge."

              (2) This charge is $25 after the twelfth transfer during each Contract Year prior to the Annuity Commencement Date. There is an exception to this charge. See "Automatic Rebalancing."

              (3)  This charge is not imposed during the Annuity Period.


The Funds' Annual Expenses(1) (as a percentage of average net  assets)

                                    Management                Other
                                    Fees After                Expenses                      Total  Fund
                                    Expense Re-               After Expense                 Operating
                                    imbursement(2)            Reimbursement(2)              Expenses

Emerging Growth
Enterprise
Global Equity
Real Estate Securities
Growth and Income
Asset Allocation
Domestic Income
Government
Money Market



Example If you surrender your Contract at the end of the applicable time period (3), a $1,000 investment would be subject to the following expenses, assuming a 5% annual return on assets:



If all amounts are invested
in one of the following
Funds:


                         1 year     3 years      5 years        10 years
                         ------     -------      -------        --------

Emerging Growth                                    N/A             N/A
Enterprise
Global Equity                                      N/A             N/A
Real Estate Securities                             N/A             N/A
Growth and Income                                  N/A             N/A
Asset Allocation
Domestic Income
Government
Money Market


               (1) The annual expenses are estimated for the current fiscal year for the Emerging Growth, Global Equity, Real Estate Securities, and Growth and Income Funds because none of the Funds has financial statements covering a period of at least ten months.

               (2) If certain voluntary expense reimbursements from the investment adviser were terminated, management fees and other expenses (including estimated fees and charges) would have been as set out in the following table.



                              Management     Other          Total
                              Fees           Expenses       Expenses
Emerging Growth
Enterprise
Global Equity
Real Estate Securities
Growth and Income
Asset Allocation
Domestic Income
Government
Money Market


               (3) In this Example and the Example that follows, "N/A" indicates that SEC rules require that the Emerging Growth, Global Equity, Real Estate Securities, and Growth and Income Funds complete the Example for only the one and three year periods.

Example If you do not surrender your Contract a $1,000 investment would be subject to the following expenses, assuming a 5% annual return on assets:

If all amounts are invested
in one of the following funds     1 year   3 years     5 years  10 years
                                  ------   -------     -------  --------
Emerging Growth                                         N/A         N/A
Enterprise
Global Equity                                           N/A         N/A
Real Estate Securities                                  N/A         N/A
Growth and Income                                       N/A         N/A
Asset Allocation
Domestic Income
Government
Money Market


          The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance.


                        SYNOPSIS OF CONTRACT PROVISIONS

          This synopsis should be read together with the other information set forth in this Prospectus. Variations due to requirements particular to your state are described in supplements which are attached to this Prospectus, or in endorsements to your Contract, as appropriate.

          The Contracts are designed to provide retirement benefits through the accumulation of purchase payments on a fixed or variable basis, and by the application of such accumulations to provide Fixed or Variable Annuity Payments.

Minimum Investment Requirements

          Your initial purchase payment must be at least $10,000. The amount of any subsequent purchase payment that you make must be at least $100. If your Account Value falls below $500, we may cancel your interest in the Contract and treat it as a full surrender. We also may transfer funds from a Division (other than the Money Market Division) or Guarantee Period under your Contract without charge to the Money Market Division if the Account Value of that Division or Guarantee Period falls below $500. See "Contract Issuance and Purchase Payments."


Purchase Payment Accumulation


          Purchase payments will be accumulated on a variable or fixed basis until the Annuity Commencement Date. For variable accumulation, you may allocate part or all of your Account Value to one or more of the nine available Divisions of Separate Account D. Each such Division invests solely in shares of one of nine corresponding Funds. See "The Funds." As the value of the investments in a Fund's shares increases or decreases, the value of accumulated purchase payments allocated to the corresponding Division increases or decreases, subject to applicable charges and deductions. See "Variable Account Value."

          For fixed accumulation, you may allocate part or all of your Account Value to one or more of the five Guarantee Periods currently available in our Fixed Account. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. While allocated to a Guarantee Period, the value of accumulated purchase payments increases at the Guaranteed Interest Rate applicable to that Guarantee Period. See "The Fixed Account."

Fixed and Variable Annuity Payments

          You may elect to receive Fixed or Variable Annuity Payments, or a combination thereof, commencing on the Annuity Commencement Date. Fixed Annuity Payments are periodic payments from AG Life, the amount of which is fixed and guaranteed by AG Life. The amount of the payments will depend on the Annuity Payment Option chosen, the age and, in some cases, sex of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

          Variable Annuity Payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment from AG Life will vary reflecting the net investment return of the Division or Divisions chosen in connection with a variable Annuity Payment Option. If the net investment return for a given month exceeds the assumed interest rate used in the Contract's annuity tables, the monthly payment will be greater than the previous payment. If the net investment return for a month is less than the assumed interest rate, the monthly payment will be less than the previous payment. The assumed interest rate used in the Contract's annuity tables is 3.5%. AG Life may in the future offer other forms of Contract with a lower assumed interest rate, and reserves the right to discontinue the offering of the higher interest rate form of Contract. See "Annuity Period and Annuity Payment Options."

Changes in Allocations Among Divisions and Guarantee Periods

          Prior to the Annuity Commencement Date, you may modify your election with respect to the allocation of future purchase payments to each of the various Divisions and Guarantee Periods, without charge.

          In addition, you may reallocate your Account Value among the Divisions and Guarantee Periods prior to the Annuity Commencement Date. Transfers out of a Guarantee Period, however, are subject to limitations as to amount. For these and other terms and conditions of transfer, see "Transfer, Surrender and Partial Withdrawal of Owner Account Value - Transfers."

          Afterthe Annuity Commencement Date, you may make transfers among the Divisions or to a fixed Annuity Payment Option, but you may not make transfers from a fixed AnnuityPayment Option. See "Annuity Period and Annuity Payment Options - Transfers."

Surrenders, Withdrawals and Cancellations

          You may make a total surrender of or partial withdrawal from your Contract at any time prior to the Annuity Commencement Date, by Written request to us. A Surrender Charge may be assessed and some surrenders and withdrawals may subject you to tax penalties. See "Surrenders and Partial Withdrawals."

          You may cancel your Contract by delivering it or mailing it with a Written cancellation request to our Home Office or to the sales representative through whom it was purchased, before the close of business on the tenth day after you receive the Contract. (In some cases, the Contract may provide for a 20 or 30-day, rather than a ten-day period.) If the foregoing items are sent by mail, properly addressed and postage prepaid, they will be deemed to be received by us on the date actually received.

          We will refund to you the Owner Account Value plus any premium taxes and Annual Contract Fee that have been deducted. In states where the law so requires, however, we will refund the greater of that amount or the amount of your purchase payments, or, if the law permits, the amount of your purchase payments.

Death Proceeds

          In the event that the Annuitant or Owner dies prior to the Annuity Commencement Date, a benefit is payable to the Beneficiary. See "Death Proceeds Prior to the Annuity Commencement Date."

Limitations Imposed by Retirement Plans and Employers

          Certain rights you would otherwise have under a Contract may be limited by the terms of any applicable employee benefit plan. These limitations may restrict such things as total and partial surrenders, the amount or timing of purchase payments that may be made, when annuity payments must start and the type of annuity options that may be selected. Accordingly, you should familiarize yourself with these and all other aspects of any retirement plan in connection with which a Contract is used. We are not responsible for monitoring or assuring compliance with the provisions of any retirement plan.

Communications to Us

          All communications to us should include your Contract number, your name and, if different, the Annuitant's name. Communications may be directed to the addresses and phone numbers on the cover of this Prospectus.

          Except as otherwise specified in this Prospectus, purchase payments or other communications are deemed received at our Home Office on the actual date of receipt there in proper form unless received (1) after the close of regular trading on The New York Stock Exchange or (2) on a date that is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

Financial and Performance Information

          Financial statements of AG Life and Separate Account D, including financial information about the Divisions which invest in the Funds of the Van Kampen American Capital Life Investment Trust, are included in the Statement. See "Contents of Statement of Additional Information."

          From time to time, Separate Account D may include in advertisements and other sales materials several types of performance information for the Divisions, including "average annual total return," "total return," and "cumulative total return." The Domestic Income Division, the Government Division, and the Growth and Income Division may also advertise "yield." The Money Market Division may advertise "yield" and "effective yield."

          Each of these figures is based upon historical information and is not necessarily representative of the future performance of a Division. Moreover, these performance figures do not represent the actual experience of amounts invested by a particular Owner. The investment experience for each Division reflects the investment performance of the separate investment Fund currently funding such Division for the periods stated, except that for periods prior to the time when the Contract became available, the results were calculated by applying all applicable charges and fees at the Separate Account level for the Contract, as noted below, to the historical Fund performance results for such periods.

          Average annual total return, total return, and cumulative total return calculations measure the net income of a Division plus the effect of any realized or unrealized appreciation or depreciation of the underlying investments in the Division for the period in question. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Division over the applicable period. Total return figures are also annualized, but do not, as described below, include the effect of any applicable Surrender Charge or Annual Contract Fee. Cumulative total return figures represent the cumulative change in value of an investment in a Division for various periods.

          Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Money Market Division) expressed as a percentage of the value of the Division's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Division generates the same level of net income over a one year period which is compounded on a semi-annual basis. The effective yield for the Money Market Division is calculated similarly but includes the effect of assumed compounding. The Money Market Division's effective yield will be slightly higher than its yield due to this compounding effect.

          Average annual total return figures include the deduction of all recurring charges and fees applicable under the Contract to all Owner accounts, including the Mortality and Expense Risk Charge, the Administrative Expense Charge, the applicable Surrender Charge that may be imposed at the end of the period in question, and a pro-rated portion of the Annual Contract Fee. Yield, effective yield, total return, and cumulative total return figures do not include the effect of any Surrender Charge that may be imposed upon the redemption of Accumulation Units, and thus may be higher than if such charge were deducted. Total return and cumulative total return figures also do not include the effect of the Annual Contract Fee. We may waive or reimburse certain fees or charges applicable to the Contract and such waivers or reimbursements will affect each Division's performance results. Additional information concerning a Division's performance appears in the Statement of Additional Information.

          AG Life may also advertise its ratings by independent financial rating services, such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. Best's Insurance Reports, Life-Health Edi tion, 1994 reconfirmed AG Life's rating of A++ (Superior) as of June, 1995 for financial position and operating performance. AG Life has received the highest rating of AAA (Superior) from Standard & Poor's Corporation, reconfirmed as of November, 1995, and the highest rating of AAA from Duff & Phelps Credit Rating Co., reconfirmed as of July, 1995. The ratings from these three nationally recognized rating organizations reflect the claims paying ability and financial strength of AG Life and are not a rating of investment performance that purchasers of insurance products have experienced or are likely to experience in the future.


          In  addition,   AG  Life  may  include  in  certain   advertisements
endorsements in the form of a list of organizations, individuals or other parties that recommend the Company or the Contracts. AG Life may occasionally include in advertisements comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                             FINANCIAL INFORMATION

          The financial statements of AG Life are located in the Statement. See the cover page of the Prospectus for information on how to obtain a copy of the Statement. The financial statements of AG Life should be considered only as bearing on the ability of AG Life to meet its contractual obligations under the Contracts; they do not bear on the investment performance of Separate Account D.


          No financial information is available for Separate Account D because none of the Divisions available under the Contracts had commenced operations as of the date of this Prospectus.


                                    AG LIFE

          AG Life is a stock life insurance company organized under the laws of the State of Texas, which is a successor in interest to a company originally organized under the laws of the State of Delaware in 1917. AG Life is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Contracts are AG Life's, and American General Corporation has no legal obligation to back those commitments.

                              SEPARATE ACCOUNT D


          Separate Account D was originally established on November 19, 1973 and consists of forty- one Divisions, nine of which are available under the Contracts offered by this Prospectus. Separate Account D is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

          Each Division of Separate Account D is part of AG Life's general business and the assets of Separate Account D belong to AG Life. Under Texas law and the terms of the Contracts, the assets of Separate Account D will not be chargeable with liabilities arising out of any other business which AG Life may conduct, but will be held exclusively to meet AG Life's obligations under variable annuity contracts. Furthermore, the income, gains, and losses, whether or not realized, from assets allocated to Separate Account D, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of AG Life.

                                   THE FUNDS


          The variable benefits under the Contracts are funded by nine Divisions of the Separate Account. These Divisions invest in shares of nine separate investment Funds of the Van Kampen American Capital Life Investment Trust ("Trust"), which are sold, without sales charges, exclusively to insurance company separate accounts and not sold directly to the public. The Trust also offers its shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with AG Life. We do not see any conflict between Owners of Contracts and owners of variable life insurance policies or variable annuity contracts issued by insurance companies not affiliated with AG Life. Nevertheless, the Board of Trustees of the Trust will monitor to identify any material irreconcilable conflicts that may develop and determine what, if any, action should be taken in response. If it becomes necessary for any separate account to replace shares of any Fund with another investment, the Fund may have to liquidate securities on a disadvantageous basis.



          Any  dividends  or  capital  gain   distributions   attributable  to
Contracts are automatically reinvested in shares of the Fund from which they are received at the Fund's net asset value on the date payable. Such dividends and distributions will have the effect of reducing the net asset value of each share of the corresponding Fund and increasing, by an equivalent value, the number of shares outstanding of the Fund. However, the value of your interest in the corresponding Division will not change as a result of any such dividends and distributions.

          The names of the Funds in which each available Division invests, are as follows:

          Van Kampen American Capital Life Investment Trust

                 Emerging Growth Fund
                 Enterprise Fund
                 Global Equity Fund
                 Real Estate Securities Fund
                 Growth and Income Fund
                 Asset Allocation Fund
                 Domestic Income Fund
                 Government Fund
                 Money Market Fund

          Van Kampen American Capital Asset Management, Inc. is the investment adviser of each Fund. John Govett & Co. Limited is the investment sub-adviser for the Global Equity Fund. Hines Interests Realty Advisors Limited Partnership is the sub-adviser for the Real Estate Securities Fund.

          Before selecting any Division, you should carefully read the prospectus that includes more complete information about the Fund in which that Division invests, including investment objectives and policies, charges and expenses. You may obtain additional copies of such a prospectus by contacting AG Life's Annuity Administration Department at the addresses and phone number set forth on the cover page of this Prospectus. When making your request, please specify the Fund or Funds in which you are interested.


          High yielding fixed-income securities such as those in which the Domestic Income Fund invests are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. Potential investors in this Division should carefully read the prospectus and related statement of additional information that pertains to said Fund and consider their ability to assume the risks of making an investment in this Division.

Voting Privileges

          The Owner prior to the Annuity Commencement Date and the Annuitant or other payee during the Annuity Period will be entitled to give us instructions as to how Fund shares held in the Divisions of Separate Account D attributable to their Contract should be voted at meetings of shareholders of the Fund. Those persons entitled to give voting instructions and the number of votes for which they may give directions will be determined as of the record date for a meeting. Separate Account D will vote all shares of each Fund that it holds of record in accordance with instructions received with respect to all AG Life annuity contracts participating in that Fund.

          Separate Account D will also vote all shares of each Fund for which no instructions have been received for or against any proposition in the same proportion as the shares for which voting instructions were received.

          Prior to the Annuity Commencement Date, the number of votes each Owner is entitled to direct with respect to a particular Fund is equal to (a) the Owner's Variable Account Value attri butable to that Fund divided by (b) the net asset value of one share of that Fund. In determining the number of votes, fractional votes will be recognized. While a variable Annuity Payment Option is in effect, the number of votes an Annuitant or payee is entitled to direct with respect to a particular Fund will be computed in a comparable manner, based on our liability for future Variable Annuity Payments with respect to that Annuitant or payee as of the record date. Such liability for future payments will be calculated on the basis of the mortality assumptions and the assumed interest rate used in determining the number of Annuity Units under a Contract and the applicable value of an Annuity Unit on the record date.

          Fund shares held by insurance company separate accounts other than Separate Account D will generally be voted in accordance with instructions of participants in such other separate accounts.

          We believe that AG Life's voting instruction procedures comply with current federal securities law requirements and interpretations thereof. However, AG Life reserves the right to modify these procedures in any manner consistent with applicable legal requirements and interpretations as in effect from time to time.

                               THE FIXED ACCOUNT

     AMOUNTS IN THE FIXED ACCOUNT OR SUPPORTING FIXED ANNUITY PAYMENTS BECOME PART OF OUR GENERAL ACCOUNT. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS THAT RELATE TO THE FIXED ACCOUNT OR FIXED ANNUITY PAYMENTS. DISCLOSURES REGARDING THESE MATTERS, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY-APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS IN PROSPECTUSES.


          Our obligations with respect to the Fixed Account are legal obligations of AG Life and are supported by our General Account assets, which also support obligations incurred by us under other insurance and annuity contracts. Investments purchased with amounts allocated to the Fixed Account are the property of AG Life, and Owners have no legal rights in such investments.


          Account Value that is allocated by the Owner to the Fixed Account earns a Guaranteed Interest Rate commencing with the date of such allocation. This Guaranteed Interest Rate continues for a number of years selected by the Owner from among the Guarantee Periods that we then offer. At the end of a Guarantee Period, the Owner's Account Value in that Guarantee Period, including interest accrued thereon, will be allocated to a new Guarantee Period of the same length unless AG Life has received a Written request from the Owner to allocate this amount to a different Guarantee Period or periods or to one or more of the Divisions of Separate Account D. We must receive this Written request at least three business days prior to the end of the Guarantee Period. If the Owner has not provided such Written request and the renewed Guarantee Period extends beyond the scheduled Annuity Commencement Date, we will nevertheless contact the Owner regarding the scheduled Annuity Commencement Date. If the Owner elects to annuitize in this circumstance, the Surrender Charge may be waived. (See "Annuity Payment Options" and "Surrender Charge.") The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the prior Guarantee Period. We will notify the Owner at least 30 days and not more than 60 days prior to the end of any Guarantee Period. If the Owner's Account Value in a Guarantee Period is less than $500, we reserve the right to automatically transfer without charge, the balance to the Money Market Division at the end of that Guarantee Period, unless we have received in good order Written instructions to transfer such balance to a different Division.


          We declare the Guaranteed Interest Rates from time to time as market conditions dictate. We advise an Owner of the Guaranteed Interest Rate for a chosen Guarantee Period at the time a pur chase payment is received, a transfer is effectuated or a Guarantee Period is renewed. A different rate of interest may be credited to one Guarantee Period than to another Guarantee Period that is the same length but that began on a different date. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.

          Currently we make available Guarantee Periods of one, three, five, seven and ten years. Each Guarantee Period has its own Guaranteed Interest Rate, which may differ from those for other Guarantee Periods. From time to time we will, at our discretion, change the Guaranteed Interest Rate for future Guarantee Periods of various lengths. These changes will not affect the Guaranteed Interest Rates being paid on Guarantee Periods that have already commenced. Each allocation or transfer of an amount to a Guarantee Period commences the running of a new Guarantee Period with respect to that amount, which will earn a Guaranteed Interest Rate that will continue unchanged until the end of that period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Contract. We reserve the right to change the Guarantee Periods that we are making available at any time.

     AG LIFE'S MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES TO BE DECLARED. AG LIFE CANNOT PREDICT OR ASSURE THE LEVEL OF ANY FUTURE GUARANTEED INTEREST RATES IN EXCESS OF THE MINIMUM GUARANTEED INTEREST RATE STATED IN YOUR CONTRACT.

          Information concerning the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time may be obtained from your sales representative or from the addresses or phone numbers set forth on the cover page of this Prospectus.

                    CONTRACT ISSUANCE AND PURCHASE PAYMENTS

          The minimum initial purchase payment is $10,000. The amount of any subsequent purchase payment allocated to any Division or Guarantee Period must be at least $100. We reserve the right to modify these minimums, in our discretion.

          An application to purchase a Contract must be made by signed Written application form provided by AG Life or by such other medium or format as may be agreed to by AG Life and Van Kampen American Capital Distributors, Inc. as distributor of the Contracts. When a purchase payment accompanies an application to purchase a Contract and the application is properly completed, we will either process the application, credit the purchase payment, and issue the Contract or reject the application and return the purchase payment within two Valuation Dates after receipt of the application at our Home Office.

          If the application is not complete or is incorrectly completed, we will request additional documents or information within five Valuation Dates after receipt of the application at our Home Office. If a correctly-completed application is not received within five Valuation Dates after receipt of the purchase payment at our Home Office, we will return the purchase payment immediately unless the prospective purchaser specifically consents to our retaining the purchase payment until the application is made complete, in which case the initial purchase payment is credited as of the end of the Valuation Period in which we receive at our Home Office the last information required to process the application. Subsequent purchase payments are credited as of the end of the Valuation Period in which they and any required Written identifying information, are received at our Home Office. We reserve the right to reject any application or purchase payment for any reason.

     If the Owner's Account Value in any Division falls below $500 because of a partial withdrawal from the Contract, we reserve the right to transfer, without charge, the remaining balance to the Money Market Division. If the Owner's Account value in any Division falls below $500 because of a transfer to another Division or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the Division, Divisions or Fixed Account to which the transfer was made. These minimum requirements are waived for transfers under the Automatic Rebalancing program. See "Automatic Rebalancing." If the Owner's total Account Value falls below $500, we may cancel the Contract. Such a cancellation would be considered a full surrender of the Contract. We will provide you with 60 days' advance notice of any such cancellation.

          So long as the Account Value does not fall below $500, you need make no further purchase payments. You may, however, elect to make subsequent purchase payments at any time prior to the Annuity Commencement Date and while the Owner and Annuitant are still living. Checks for subsequent purchase payments should be made payable to American General Life Insurance Company and forwarded directly to our Home Office. We also accept purchase payments by wire or by exchange from another insurance company. You may obtain further information about how to make purchase payments by either of these methods from your sales representative or from us at the addresses and telephone numbers on the cover page of this Prospectus. Purchase payments pursuant to salary reduction plans may be made only with our agreement.

          Your purchase payments begin to earn a return in the Divisions of Separate Account D or the Guarantee Periods of the Fixed Account as of the date we credit the purchase payments to your Contract. In your application form, you select (in whole percentages) the amount of each purchase payment that is to be allocated to each Division and each Guarantee Period. You can change these allocation percentages at any time by Written notice to us.

                              OWNER ACCOUNT VALUE

          Prior to the Annuity Commencement Date, your Account Value under a Contract is the sum of your Variable Account Value and Fixed Account Value, as discussed below.

Variable Account Value

          Your Variable Account Value as of any Valuation Date prior to the Annuity Commencement Date is the sum of your Variable Account Values in each Division of Separate Account D as of that date. Your Variable Account Value in any such Division is the product of the number of your Accumulation Units in that Division multiplied by the value of one such Accumulation Unit as of that Valuation Date. There is no guaranteed minimum Variable Account Value. To the extent that your Account Value is allocated to Separate Account D, you bear the entire risk of investment losses.

          Accumulation Units in a Division are credited to you when you allocate purchase payments or transferred amounts to that Division. Similarly, such Accumulation Units are cancelled to the extent you transfer or withdraw amounts from a Division or to the extent necessary to pay certain charges under the Contract. The crediting or cancellation of Accumulation Units is based on the value of such Accumulation Units at the end of the Valuation Date as of which the related amounts are being credited to or charged against your Variable Account Value, as the case may be.

          The value of an Accumulation Unit for a Division on any Valuation Date is equal to the previous value of that Division's Accumulation Unit multiplied by that Division's net investment factor for the Valuation Period ending on that Valuation Date.

     The net investment factor for a Division is determined by dividing (1) the net asset value per share of the Fund shares held by the Division, determined at the end of the current Valuation Period,plus the per share amount of any dividend or capital gains distribution made with respect to the Fund shares held by the Division during the current Valuation Period, by (2) the net asset value per share of the Fund shares held in the Division as determined at the end of the previous Valuation Period, and subtracting from that result a factor representing the mortality risk, expense risk and administrative expense charge.

Fixed Account Value

          Your Fixed Account Value as of any Valuation Date prior to the Annuity Commencement Date is the sum of your Fixed Account Value in each Guarantee Period as of that date. Your Fixed Account Value in any Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.


          The Fixed Account Value is guaranteed by AG Life. Therefore, AG Life bears the investment risk with respect to amounts allocated to the Fixed Account, except to the extent that AG Life may vary the Guaranteed Interest Rate for future Guarantee Periods (subject to the minimum Guaranteed Interest Rate stated in your Contract).


            TRANSFER, AUTOMATIC REBALANCING, SURRENDER AND PARTIAL
                       WITHDRAWAL OF OWNER ACCOUNT VALUE

Transfers

          Commencing 30 days after the Contract's date of issue and prior to the Annuity Commence ment Date, you may transfer your Account Value at any time among the available Divisions of Separate Account D and Guarantee Periods, subject to the conditions described below. Such transfers will be effective at the end of the Valuation Period in which we receive your Written or telephone transfer request.

          If a transfer would cause your Account Value in any Division or Guarantee Period to fall below $500, we reserve the right to also transfer the remaining balance in that Division or Guarantee Period in the same proportions as the transfer request.

          Prior to the Annuity Commencement Date and after the first 30 days following the date the Contract was issued, you may make up to twelve transfers each Contact Year without charge, but additional transfers will be subject to a $25 charge. Also, no more than 25% of the Account Value you allocated to a Guarantee Period at its inception may be transferred during any Contract Year. This 25% limitation does not apply to transfers from the one-year Guarantee Period, to transfers within 15 days before or after the end of the Guarantee Period in which the transferred amounts were being held or to a renewal at the end of the Guarantee Period to the same Guarantee Period.

     Subject to the above general rules concerning transfers, you may establish an automatic transfer plan, whereby amounts are automatically transferred by us from the Money Market Divisionor the one-year Guarantee Period to one or more other Divisions or Guarantee Periods on a monthly, quarterly, semi-annual or annual basis. Transfers under such automatic transfer plan will not count towards the twelve free transfers each Contract Year, and will not incur a $25 charge. You may obtain additional information about how to establish an automatic transfer program from your sales representative or from us at the telephone numbers and addresses on the front cover of this Prospectus.

          If the person or persons that are entitled to make transfers have provided a Written request for the Telephone Transfer Privilege form that is on file with us, transfers may be made pursuant to telephone instructions, subject to the terms of the Telephone Transfer Privilege authorization. We will honor telephone transfer instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Currently we attempt to limit the availability of telephone transfer instructions only to the Owner of the Contract for which instruction is received. Under the Telephone Transfer Privilege we are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine, including losses arising from errors in the communication of transfer instructions. We have established procedures for accepting telephone transfer instructions, which include verification of the Contract number, the identity of the caller, both the Annuitant's and Owner's names, and a form of personal identification from the caller. We will mail to the Owner a written confirmation of the transaction. If several persons seek to effect telephone transfers at or about the same time, or if our recording equipment malfunctions, it may be impossible for you to make a telephone transfer at the time you wish. If this occurs, you should submit a Written transfer request. Also, if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensi ble, we will not process the transaction. The phone number for telephone exchanges is 1-800-247- 6584.

The Contracts are not designed for professional market timing organizations or other entities utilizing programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policy regarding transfers.

Automatic Rebalancing

          Automatic Rebalancing within the Separate Account is available for Contracts with an Account Value of $25,000 and larger at the time the application for Automatic Rebalancing is received. Application for Automatic Rebalancing can be made either at issue or after issue, and may subsequently be discontinued.


          Automatic Rebalancing occurs when funds are transferred by us among the Separate Account Divisions so that the values in each Division match the Owner's percentage allocation for Automatic Rebalancing then in effect. Automatic Rebalancing is available on a quarterly, semi-annual or annual basis, measured from the Contract Anniversary date. . Automatic Rebalancing does not permit transfers to or from any Guarantee Period. Transfers under Automatic Rebalancing will not count towards the twelve free transfers each Contract Year, and will not incur a $25 charge.

Surrenders and Partial Withdrawals

          At any time prior to the Annuity Commencement Date and while the Annuitant is still living, the Owner may make a full surrender of or partial withdrawal from his or her Contract.

          The amount payable to the Owner upon full surrender is the Owner's Account Value at the end of the Valuation Period in which we receive a Written surrender request in good order, minus any applicable Surrender Charge, minus the amount of any uncollected Contract Fee (see "Annual Contract Fee") and minus any applicable premium tax. Our current practice is to require that you return the Contract with any request for a full surrender. After a full surrender, or if the Owner's Account Value falls to zero, all rights of the Owner, Annuitant or any other person with respect to the Contract will terminate, subject to a right to reinstate the Contract. (See "One-Time Reinstatement Privilege.") All collateral assignees of record must consent to any full surrender or partial withdrawal.

          Your Written request for a partial withdrawal should specify the Divisions of Separate Account D, or the Guarantee Periods of the Fixed Account, from which you wish the partial withdrawal to be made. If you do not specify, or if the withdrawal cannot be made in accordance with your specification, to the extent necessary the withdrawal will be taken pro-rata from the Divisions and Guarantee Periods, based on your Account Value in each. Partial withdrawal requests must be for at least $100 or, if less, all of your Account Value. If your remaining Account Value in a Division or Guarantee Period would be less than $500 as a result of the withdrawal (except for the Money Market Division), we reserve the right to transfer, without charge, the remaining balance to the Money Market Division. Unless you request otherwise, upon a partial withdrawal, your Accumulation Units and Fixed Account interests that are cancelled will have a total value equal to the amount of the withdrawal request, and the amount payable to you will be the amount of the withdrawal request less any Surrender Charge, and premium tax if applicable, payable upon the partial withdrawal.

          We also make available a systematic withdrawal plan under which you may make automatic partial withdrawals at periodic intervals in a specified amount, subject to the terms and conditions applicable to other partial withdrawals. Additional information about how to establish such a systematic withdrawal program may be obtained from your sales representative or from us at the addresses and phone numbers set forth on the cover page of this Prospectus. We reserve the right to modify or terminate our procedures for systematic withdrawals at any time.

          The Code provides that a penalty tax will be imposed on certain premature surrenders or withdrawals. For a discussion of this and other tax implications of total surrenders and systematic and other partial withdrawals, including withholding requirements, see "Federal Income Tax Matters."

                  ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS

Annuity Commencement Date

          The Owner may select the Annuity Commencement Date when applying to purchase a Contract and may change a previously-selected date at any time prior to the beginning of an Annuity Payment Option by submitting a Written request, subject to Company approval. The Annuity Commencement Date may be any day of any month up to the Annuitant's 99th birthday inclusive. See "Federal Income Tax Matters" for a description of the penalties that may attach to distributions prior to the Annuitant's attaining age 59 1/2 under any Contract or after April 1 of the year following the calendar year in which the Annuitant attains age 70 1/2 under Qualified Contracts.

Application of Owner Account Value

          We will automatically apply your Variable Account Value in any Division to provide Variable Annuity Payments based on that Division and your Fixed Account Value to provide Fixed Annuity Payments. However, if you give us other Written instructions at least thirty days prior to the Annuity Commencement Date, we will apply your Account Value in different proportions.

          We deduct any applicable state and local premium taxes from the amount of Account Value being applied to an Annuity Payment Option. In some cases, we may deduct a Surrender Charge from the amount being applied. See "Surrender Charge." Subject to any such adjustments, your Variable and Fixed Account Value are applied to an Annuity Payment Option, as discussed below, as of the end of the Valuation Period that contains the tenth day prior to the Annuity Commencement Date.

Fixed and Variable Annuity Payments

          The amount of the first monthly Fixed or Variable Annuity Payment will be at least as favorable as that produced by the annuity tables set forth in the Contract, based on the amount of your Account Value that is applied to provide the Fixed or Variable Annuity Payments. Thereafter, the amount of each monthly Fixed Annuity Payment is fixed and specified by the terms of the Annuity Payment Option selected.


          The Account Value that is applied to provide Variable Annuity Payments is converted to a number of Annuity Units by dividing the amount of the first Variable Annuity Payment by the value of an Annuity Unit of the relevant Division as of the end of the Valuation Period that includes the tenth day prior to the Annuity Commencement Date. This number of Annuity Units thereafter remains constant with respect to any Annuitant, and the amount of each subsequent Variable Annuity Payment is determined by multiplying this number by the value of an Annuity Unit as of the end of the Valuation Period that contains the tenth day prior to the date of each payment. If the Variable Annuity Payments are based on more than one Division, these calculations are performed separately for each Division. The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period, multiplied by the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Contract's annuity tables.

          As a result of the foregoing computations, if the net investment return for a Division for any month is at an annual rate of more than the assumed interest rate used in the Contract's annuity tables, any Variable Annuity Payment based on that Division will be greater than the Variable
Annuity Payment based on that Division for the previous month. If the net investment return for a Division for any month is at an annual rate of less than the assumed interest rate used in the Contract's annuity tables, any variable annuity payment based on that Division will be less than the Variable Annuity Payment based on that Division for the previous month.

Annuity Payment Options


          . The Owner may elect to have annuity payments made beginning on the Annuity Commencement Date under any one of the Annuity Payment Options described below. We will notify the Owner 60 to 90 days prior to the scheduled Annuity Commencement Date that the Contract is scheduled to mature, and request that an Annuity Payment Option be selected. If the Owner has not selected an Annuity Payment Option ten days prior to the Annuity Commencement Date, we will proceed as follows: (1) if the scheduled Annuity Commencement Date is any date prior to the Annuitant's 99th birthday, we will extend the Annuity Commencement Date to the Annuitant's 99th birthday; or (2) if the scheduled Annuity Commencement Date is the Annuitant's 99th birthday, the Account Value less any applicable charges and premium taxes will be paid in one sum to the Owner.


          The Code imposes minimum distribution requirements that have a bearing on the Annuity Payment Option that should be chosen in connection with Qualified Contracts. See "Federal Income Tax Matters." We are not responsible for monitoring or advising Owners as to whether the minimum distribution requirements are being met, unless we have received a specific written request to do so.

          No election of any Annuity Payment Option may be made unless an initial annuity payment of at least $100 would be provided, where only a Fixed or only Variable Annuity Payments are elected, and $50 on each basis when a combination of Variable and Fixed Annuity Payments is elected. If these minimums are not met, we will first reduce the frequency of annuity payments, and if the minimums are still not met, we will make a lump-sum payment to the Annuitant or other properly-designated payee in the amount of the Owner's Account Value, less any applicable Surrender Charge, any uncollected Annual Contract Fee, and any applicable premium tax.

          The Owner, or if the Owner has not done so, the Beneficiary may, within 60 days after the death of the Owner or Annuitant, elect that any amount due to the Beneficiary be applied under any option described below, subject to certain tax law requirements. See "Death Proceeds." Thereafter, the Beneficiary will have all the remaining rights and powers under the Contract and be subject to all the terms and conditions thereof. The first annuity payment will be made at the beginning of the second month following the month in which we approve the settlement request. Annuity Units will be credited based on Annuity Unit Values at the end of the Valuation Period that contains the tenth day prior to the beginning of said second month.

          When an Annuity Payment Option becomes effective, the Contract must be delivered to our Home Office, in exchange for a payment contract providing for the option elected.

          Information about the relationship between the Annuitant's sex and the amount of annuity payments, including requirements for gender-neutral annuity rates in certain states and in connection with certain employee benefit plans is set forth under "Gender of Annuitant" in the Statement of Additional Information. See "Contents of Statement of Additional Information."

          Option 1 - Life Annuity - Annuity payments are payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. It would be possible under this arrangement for theAnnuitant or other payee to receive only one annuity payment if the Annuitantdied prior to the second annuity payment, since no minimum number of payments is guaranteed.

          Option 2 - Life Annuity with 120, 180, or 240 Monthly Payments Certain-Annuity payments are payable monthly during the lifetime of an Annuitant;provided, that if the Annuitant dies during the period certain, the Beneficiary is entitled to receive monthly payments for the remainder of the period certain.

          Option 3 - Joint and Last Survivor Life Annuity - Annuity payments are payable monthly during the lifetime of the Annuitant and another payee and continue during the lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. It is possible under this option for the Annuitant or other payee to receive only one annuity payment if both die before the second annuity payment, since no minimum number of payments is guaranteed. Ifone of these persons dies before the Annuity Commencement Date the election of this option is revoked, the survivor becomes the sole Annuitant, and no death proceeds are payable by virtue of the death of the other Annuitant.

          Option 4 - Payments for Designated Period - Annuity payments are payable monthly to an Annuitant or other properly-designated payee, or at his or her death, the Beneficiary, for a selected number of years ranging from five to forty. If this option is selected on a variable basis, the designated period may not exceed the life expectancy of such Annuitant or other properly-designated payee.


          Option 5 - Payments of a Specific Dollar Amount - The amount due is paid in equal monthly installments of a designated dollar amount (not less than $125 nor more than $200 per annum per $1,000 of the original amount due) until the remaining balance is less than the amount of one installment. If the person receiving these payments dies, the remaining payments continue to be made to the Beneficiary. Payments under this option are available on a fixed basis only. To determine the remaining balance at the end of any month, such balance at the end of the previous month is decreased by the amount of any installment paid during the month and the result will be accumulated at an interest rate not less than 3.5% compounded annually. If the remaining balance at any time is less than the amount of one installment, such balance will be paid and will be the final payment under the option.


          Under the fourth option there is no mortality guarantee by us, even though Variable Annuity Payments will be reduced as a result of a charge to Separate Account D which is partially for mortality risks. See "Charge to Separate Account D."

          A payee receiving Variable (but not Fixed) Annuity Payments under the fourth option can elect at any time to commute (terminate) such option and receive the current value of the annuity, which would be based on the values next determined after the Written request for payment is received by us. The current value of the annuity under the fourth option is the value of all remaining annuity payments, assumed to be level, discounted to present value at an annual rate of 3.5%. Other than by election of such a lump-sum payment under the fourth option, an Annuity Payment Option may not be terminated once annuity payments have commenced.

          Under federal tax regulations, the election of the fourth or fifth options may be treated in the same manner as a surrender of the total account. For tax consequences of such treatment, see "Federal Income Tax Matters." Also, in such a case, tax-deferred treatment of subsequent earnings may not be available.

          Alternative Amount under Fixed Life Annuity Options - Each Contract provides that when Fixed Annuity Payments are to be made under one of the first three Annuity Payment Options described above, the Owner (or if the Owner has not elected a payment option, the Beneficiary) may elect monthly payments to the Annuitant or other properly-designated payee equal to the monthly payment available under similar circumstances based on single payment immediate fixed annuity rates then in use by us. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed annuity purchase rate then offered by us for new single payment immediate annuity contracts is more favorable than the annuity rates guaranteed by the Contract, the Annuitant or other properly- designated payee will be given the benefit of the new annuity rates.

          In lieu of monthly payments, payments may be elected on a quarterly, semi-annual or annual basis, in which case the amount of each annuity payment will be determined on a basis consistent with that described above for monthly payments.

Transfers

          After the Annuity Commencement Date, the Annuitant or other properly-designated payee may make one transfer every 180 days among the available Divisions of Separate Account D or from the Divisions to a fixed Annuity Payment Option. No charge will be assessed for such transfer. No transfers from a fixed to a variable Annuity Payment Option are permitted. If a transfer would cause the value that is attributable to a Contract in any Division to fall below $500, we reserve the right to transfer the remaining balance in that Division in the same proportion as the transfer request. Transfers will be effected at the end of the Valuation Period in which we receive the Written transfer request at our Home Office. We reserve the right to terminate or restrict transfers at any time.

                                DEATH PROCEEDS

Death Proceeds Prior to the Annuity Commencement Date

          The death proceeds described below are payable to the Beneficiary under the Contract if, prior to the Annuity Commencement Date, any of the following events occurs: (a) the Annuitant dies and no Contingent Annuitant has been named under a Non-Qualified contract; (b) the Annuitant dies and we also receive proof of death of any named Contingent Annuitant; or (c) the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Contract dies, regardless of whether said deceased Owner was also the Annuitant (however, if the Beneficiary is the Owner's surviving spouse, the Beneficiary may elect to continue the Contract as described in the second paragraph below). The death proceeds, prior to deduction of any applicable premium taxes, will equal the greatest of (1) the sum of all net purchase payments made (less any previously-deducted premium taxes and all prior partial withdrawals), (2) the Owner's Account Value as of the end of the Valuation Period in which we receive, at our Home Office, proof of death and the Written request as to the manner of payment, or (3) the Minimum Death Benefit, as defined below, plus all net purchase payments less all prior withdrawals made after determination of the Minimum Death Benefit.

          THE AMOUNT SPECIFIED IN (3) ABOVE IS NOT AN AVAILABLE OPTION IN ALL STATES, AND YOU SHOULD THEREFORE CONSULT YOUR SALES REPRESENTATIVE OR OUR HOME OFFICE AS TO WHETHER IT WILL APPLY TO YOU. IN THOSE STATES WHERE (3) IS NOT AVAILABLE, THE DEATH PROCEEDS WILL EQUAL THE GREATER OF (1) OR (2) ABOVE.

          Prior to the fifth Contract Anniversary, the Minimum Death Benefit will be equal to the sum of all net purchase payments made since the date of issue, less the sum of all partial withdrawals made during the same period.

          On the fifth Contract Anniversary, if the Annuitant has not attained age 81, the Minimum Death Benefit will be the highest of the five Account Values at the end of each of the first five Contract Years after increasing such values by the sum of all net purchase payments less the sum of all partial withdrawals made since the end of such Contract Years.

          On each Contract Anniversary thereafter (if prior to the Annuitant's age 81), the Minimum Death Benefit will be the greater of (1) the Minimum Death Benefit as of the previous anniversary, plus the sum of all net purchase payments less the sum of all partial withdrawals made during the Contract Year, or (2) the Account Value as of the current Contract Anniversary.

          The Minimum Death Benefit will not be reset after age 80. Therefore, if the Annuitant is age 76 or older on the date of issue, the Minimum Death Benefit will not be reset on the fifth anniversary. The Account Value is the value after deduction for fees. Net purchase payments are purchase payments less applicable premium tax.


          We will pay the death proceeds to the Beneficiary as of the date the proceeds become payable. Such date is the end of the Valuation Period in which we receive proof of the Owner's or Annuitant's death and a Written request in good order from the Beneficiary as to the manner of payment.

          If the Owner has not already done so, the Beneficiary may, within sixty days after the date the death proceeds become payable , elect to receive the death proceeds as a lump sum or in the form of one of the Annuity Payment Options provided in the Contract. See "Annuity Payment Options." If we receive no request as to the manner of payment, we will make a lump-sum payment, based on values determined at that time.


          If the Owner under a Non-Qualified Contract dies prior to the Annuity Commencement Date, the Code requires that all amounts payable under the Contract be distributed (a) within five years of the date of death or (b) as annuity payments beginning within one year of the date of death and continuing over a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the Owner's surviving spouse, the spouse may elect to continue the Contract as the new Owner and, if the original Owner was the Annuitant, as the new Annuitant. If the Owner is not a natural person, these requirements apply upon the death of the primary Annuitant within the meaning of the Code. Failure to satisfy these Code distribution requirements may result in serious adverse tax consequences. Under a parallel section of the Code, similar requirements apply to retirement plans in connection with which Qualified Contracts are issued.

Death Proceeds After the Annuity Commencement Date




     If the Annuitant dies following the Annuity Commencement Date, the only amounts payable to the Beneficiary or other properly-designated payee are any continuing payments provided for under the Annuity Payment Option selected. See "Annuity Payment Options." In such a case, the payee will have all the remaining rights and powers under a Contract and be subject to all the terms and conditions thereof. Also, if the Annuitant dies following the Annuity Commencement Date, no previously named Contingent Annuitant can become the Annuitant.


          If the payee under a Non-Qualified Contract dies after the Annuity Commencement Date, any remaining amounts payable under the terms of the Annuity Payment Option must be distributed at least as rapidly as under the method of distribution then in effect. If the payee is not a natural person, this requirement applies upon the death of the primary Annuitant within the meaning of the Code. Failure to satisfy these requirements of the Code may result in serious adverse tax consequences. Under a parallel section of the Code, similar requirements apply to the retirement plans in connection with which Qualified Contracts are issued.

Proof of Death

          We accept the following as proof of any person's death: a copy of a certified death certificate; a copy of a certified decree of a court of competent jurisdiction as to the finding of death; a written statement by a medical doctor who attended the deceased at the time of death; or any other proof satisfactory to us.

          Once we have paid the death proceeds, the Contract terminates and we have no further obligations thereunder.

                          CHARGES UNDER THE CONTRACTS

Premium Taxes

When applicable, we will deduct an amount to cover premium taxes imposed by certain states. Such deduction will be made, in accordance with applicable state law:


(1) from purchase payment(s) when received; or
(2) from the Owner's Account Value at the time annuity  payments begin; or
(3) from the amount of any partial withdrawal; or (4) from proceeds payable upon termination of the Contract for any other reason, including death of the Annuitant or Owner, or surrender of the Contract.


If premium tax is paid, AG Life may reimburse itself for such tax when deduction is being made under items 2, 3, or 4 above calculated by multiplying the sum of Purchase Payments being withdrawn by the applicable premium tax percentage.

     Applicable premium tax rates depend upon the Owner's then-current place of residence. Applicable rates currently range from 0% to 3.5% and are subject to change by legislation, administrative interpretations or judicial acts. We will not make a profit on this charge.


Surrender Charge

     The Surrender Charge reimburses us for part of our expenses related to distributing the Contracts.

     We believe, however, that the amount of such expenses will exceed the amount of revenues generated by the Surrender Charge. We will pay such excess out of our general surplus, which might include profits from the charge for the assumption of mortality and expense risks.

     Unless a withdrawal is exempt from the Surrender Charge (as discussed below), the Surrender Charge is a percentage of the amount of each purchase payment that is withdrawn during the first seven years after it was received. The percentage declines depending on how many years have passed since the withdrawn purchase payment was originally credited to your Account Value, as follows:

                                                        Surrender Charge as a
    Year of Purchase                                   Percentage of Purchase
     Payment Withdrawal                                 Payment Withdrawn

           1st                                                      6%
           2nd                                                      6%
           3rd                                                      5%
           4th                                                      5%
           5th                                                      4%
           6th                                                      3%
           7th                                                      2%
           Thereafter                                               0%


     Only for the purpose of computing the Surrender Charge, the earliest purchase payments are deemed to be withdrawn first, and before any amounts in excess of purchase payments are withdrawn from your Account Value. The following transactions will be considered as withdrawals for purposes of assessing the Surrender Charge: total surrender, partial withdrawal, commencement of an Annuity Payment Option, and termination due to insufficient Account Value.

         Nevertheless,   the   Surrender   Charge   will  not  apply  to
         withdrawals in the following circumstances:

         The amount of withdrawals that exceeds the cumulative amount of your purchase payments;

         Death of the Annuitant, at any age, after the Annuity Commencement
         Date;

         Death of the Annuitant, at any age, prior to the Annuity Commencement Date, provided no Contingent Annuitant survives;

         Death of the Owner, including the first to die in the case of joint Owners of a Non-Qualified Contract;

         Annuitization over at least 10 years, or life contingent annuitization where the life expectancy is at least 10 years;

         Within the 30 day window under the One-Time Reinstatement Privilege;


    . If the Owner or Annuitant has been confined to a long-term care facility, or has incurred certain extraordinary medical expenses, or is subject to a terminal illness (to the extent that the rider for these matters is available in your state), after the first Contract year as set forth under "Long-Term Care, Catastrophic Medical Expenses and Terminal Illness".

     In the State of Washington, beginning after the Annuitant has attained age 63, surrender charges which would otherwise be assessed against any withdrawal may be reduced.


     The Surrender Charge also does not apply to the surrender of a Contract, or to the withdrawal of Contract Value (limited to the Variable Account Value and the one year Guarantee Period) of a Contract, issued to owners who are:
(1) employees or registered representatives (or the spouses or minor children of employees or registered representatives) of any broker-dealer authorized to sell the Contracts , or (2) officers, directors, or bona-fide full-time employees of AG Life or American General Securities Incorporated, the principal underwriter of the Contracts, or their affiliated companies, or Van Kampen American Capital Distributors, Inc., the distributor of the Contracts. These waivers of Surrender Charge are based upon the Contract Owner's status at the time the Contract was purchased.


     In addition, the Surrender Charge does not apply to the portion of your first withdrawal or total surrender in any Contract Year that does not exceed 10% of the amount of your purchase payments that (a) have not previously been withdrawn and (b) have been credited to the Contract for at least one year. If multiple withdrawals are made during a Contract Year, the amount eligible for the free withdrawal will be recalculated at the time of each withdrawal. After the first Contract Year, non- automatic and automatic withdrawals may be made in the same Contract Year subject to the 10% limitation. For withdrawals under a systematic withdrawal plan, Purchase Payments credited for 30 days or more are eligible for the 10% free withdrawal.

     The Surrender Charge will not apply to any amounts withdrawn which are in excess of the amount permitted by the 10% free withdrawal privilege, described above, if such amounts are required to be withdrawn to obtain or retain favorable tax treatment. This exception is subject to our approval.

     A free withdrawal pursuant to any of the foregoing Surrender Charge exceptions is not deemed to be a withdrawal of purchase payments, except for purposes of computing the 10% free withdrawal described in the preceding paragraph. A penalty tax may be imposed on distributions if the recipient is under age 59 1/2. See "Penalty Tax on Premature Distributions."

Transfer Charges

     The charges to defray the expense of effecting transfers are described under "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers" and "Annuity Period and Annuity Payment Options - Transfers." These charges are designed not to yield a profit to us.

Annual Contract Fee

     An Annual Contract Fee of $30 will be deducted from each Owner's Account Value at the end of each Contract Year prior to the Annuity Commencement Date. This Fee is for administrative expenses (which do not include expenses of distributing the Contracts), and we do not expect that the revenues we will derive from this Fee will exceed such expenses. Unless paid directly, the Fee will be allocated among the Guarantee Periods and Divisions in proportion to your Account Value in each. The entire Fee for the year will be deducted from the proceeds of any full surrender. We reserve the right to waive the Fee.

Charge to Separate Account D


    To offset other administrative expenses not covered by the Annual Contract Fee discussed above, and to compensate us for assuming mortality and expense risks under the Contracts, Separate Account D will incur a daily charge at an annualized rate of 1.40% of the average daily net asset value of Separate Account D attributable to the Contracts. Of this amount, .15% is for administrative expenses and 1.25% is for the assumption of mortality and expense risks. We do not expect to earn a profit on that portion of the charge which is for administrative expenses, but we do expect to derive a profit from the portion which is for the assumption of mortality and expense risks. There is no necessary relationship between the amount of administrative charges imposed on a given Contract and the amount of expenses actually attributable to that Contract.


    In assuming the mortality risk, we are subject to the risk that our actuarial estimate of mortality rates may prove erroneous and that Annuitants will live longer than expected, or that more Owners or Annuitants than expected will die at a time when the death benefit guaranteed by us is higher than the net surrender value of their interests in the Contracts. In assuming the expense risk, we are subject to the risk that the revenues from the expense charges under the Contracts (which charges are guaranteed not to be increased) will not cover our expense of administering the Contracts.

Miscellaneous

    Charges and expenses are paid out of the assets of each Fund, as described in the prospectus relating to that Fund. We reserve the right to impose charges or establish reserves for any federal or local taxes incurred or that may be incurred by us, and that may be deemed attributable to the Con tracts.

Systematic Withdrawal Plan


    Automatic partial withdrawals, with minimum payments of $100, may be made at periodic intervals through a systematic withdrawal program and the Contract Owner may choose from payment schedules of monthly, quarterly, semi-annually, or annually, and may start, stop, increase or decrease payments. Withdrawals may start as early as 30 days after the issue date of the Contract and may be taken from the Fixed Account or any Division, as specified by the Owner. Systematic withdrawals are subject to the terms and conditions applicable to other partial withdrawals, including Surrender Charges and exceptions to Surrender Charges.


One-Time Reinstatement Privilege

    If the Account Value is at least $500, the Owner may elect to reinvest all of the proceeds that were previously liquidated from the Contract within the past 30 days and have the Surrender Charge and any Annual Contract Fee not then due credited back to the Contract. The funds will be reinvested at the value next following the date of receipt of the reinstated Account Value. Unless you request otherwise, the reinstated Account Value will be allocated among the Divisions and Guarantee Periods in the same proportions as the prior surrender. You may use this privilege only once.

Reduction in Surrender Charges or Administrative Charges

     We may reduce the Surrender Charges or administrative charges imposed under certain Qualified Contracts in connection with employer-sponsored plans. Any such reductions will reflect differences in costs or services (due to such factors as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform) and will not be unfairly discriminatory as to any person.


                     LONG-TERM CARE, CATASTROPHIC MEDICAL
                         EXPENSES AND TERMINAL ILLNESS

     THE RIDER DESCRIBED BELOW IS NOT AVAILABLE IN ALL STATES, AND YOU SHOULD THEREFORE CONSULT YOUR SALES REPRESENTATIVE OR OUR HOME OFFICE AS TO WHETHER IT WILL APPLY TO YOU. THERE IS NO SEPARATE CHARGE FOR THIS RIDER.

Long-Term Care

     Pursuant to a special Contract rider, after the first Contract Year, no Surrender Charge will apply during any period of time that the Annuitant is confined for 30 days or more (or within 30 days after discharge) in a hospital or state-licensed in-patient nursing facility. We must receive Written proof of such confinement that is satisfactory to us.

     In addition, after the first Contract Year, no Surrender Charge will apply if the Owner, Owner's spouse, or the Owner's or Annuitant's dependent is confined for 30 days or more in a hospital or state-licensed in-patient nursing facility, and such confinement is expected to be permanent. We must receive Written proof of such confinement that is satisfactory to us.

Catastrophic Medical Expenses

     The rider provides that, after the first Contract Year no Surrender Charge will apply to a partial or total surrender equal to or less than the amount of certain major medical expenses. To consider this waiver, we must receive Written proof satisfactory to us that the Owner or Annuitant is responsible in one twelve month period (beginning after the first Contract
Year) for payment, after receiving all reimbursements, of $50,000 or more of medical expenses incurred by the Owner, the Annuitant, and/or one or more dependents of the Owner or the Annuitant.

Terminal Illness

     The rider also provides that, after the first Contract Year, no Surrender Charge will apply if we have received a physician's Written certification that the Owner or Annuitant is terminally ill and not expected to live more than twelve months and have waived or exercised our right to a second physician's opinion.

                        OTHER ASPECTS OF THE CONTRACTS

     Only an officer of AG Life can agree to change or waive the provisions of any Contract. The Contracts are non-participating and are not entitled to share in any dividends, profits or surplus of AG Life.

Owners, Annuitants, and Beneficiaries; Assignments

     The Owner of a Contract will be the same as the Annuitant, unless the purchaser designates a different Owner when applying to purchase a Contract. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Contract. The Annuitant and any Contingent
Annuitant are designated in the application for a Contract and may not thereafter be changed.

     The Beneficiary and any Contingent Beneficiary are designated when applying to purchase a Contract. A Beneficiary or Contingent Beneficiary may be changed by the Owner prior to the Annuity Commencement Date, while the Annuitant is still alive, and by the payee following the Annuity Commencement Date. Any designation of a new Beneficiary or Contingent Beneficiary is effective as of the date it is signed but will not affect any payments we make or action we take before receiving the Written request. We also need the Written consent of any irrevocably-named Beneficiary or Contingent Beneficiary before making a change. Under certain retirement programs, spousal consent may be required to name a Beneficiary other than the spouse or to change a Beneficiary to a person other than the spouse. We are not responsible for the validity of any designation of a Beneficiary or Contingent Beneficiary.

     If no named Beneficiary or Contingent Beneficiary is living at the time any payment is to be made, the Owner will be the Beneficiary, or if the Owner is not then living, the Owner's estate will be the Beneficiary.

     Rights under a Qualified Contract may be assigned only in certain narrow circumstances referred to therein. Owners and other payees may assign their rights under Non-Qualified Contracts, including their ownership rights. We take no responsibility for the validity of any assignment. A change in ownership rights must be made in Writing and a copy must be sent to our Home Office. The change will be effective on the date it was made, although we are not bound by a change until the date we record it. The rights under a Contract are subject to any assignment of record at our Home Office. An assignment or pledge of a Contract may have adverse tax consequences. See "Federal Income Tax Matters."

Reports

     We will mail to Owners (or persons receiving payments following the Annuity Commencement Date), at their last known address of record, any reports and communications required by applicable law or regulation. You should therefore give us prompt written notice of any address change.

Rights Reserved by Us

     Upon notice to the Owner, a Contract may be modified by us, to the extent necessary in order to (1) operate Separate Account D in any form permitted under the 1940 Act or in any other form permitted by law; (2) transfer any assets in any Division to another Division, or to one or more separate accounts, or the Fixed Account; (3) add, combine or remove Divisions in Separate Account D, or combine the Separate Account with another separate account; (4) add, restrict or remove Guarantee Periods of the Fixed Account;
(5) make any new Division  available to you on a basis to be determined by us;
(6)substitute, for the shares held in any Division, the shares of another Fund or the shares of another investment company or any other investment permitted by law; (7) make any changes required by the Code or by any other applicable law, regulation or interpretation in order to continue treatment of the Contract as an annuity; or (8) make any changes required to comply with the rules of any Fund. When required by law, we will obtain your approval of changes and the approval of any appropriate regulatory authority.

Payment and Deferment


    Amounts surrendered or withdrawn from a Contract will normally be paid within seven calendar days after the end of the Valuation Period in which we receive the Written surrender or withdrawal request in good order. In the case of payment of death proceeds, if we do not receive a Written request as to the manner of payment within 60 days after the death proceeds become payable, any death benefit proceeds will be paid as a lump sum, normally within seven calendar days after the end of the Valuation Period that contains the last day of said 60 day period. We reserve the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. Also, we reserve the right to defer payment of that portion of your Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.


    Finally,  we  reserve  the right to defer  payment  of any  surrender  and annuity payment amounts or death benefit amounts of any portion of the Variable Account Value if (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the Variable Account Value; or (c) the Securities and Exchange Commission by order permits the delay for the protection  of Owners.  Transfers and  allocations  of Account Value among the
Divisions   and  the  Fixed   Account  may  also  be  postponed   under  these
circumstances.

                          FEDERAL INCOME TAX MATTERS

General

     It is not possible to comment on all of the federal income tax consequences associated with the Contracts. Federal income tax law is complex and its application to a particular person may vary according to facts peculiar to such person. Consequently, this discussion is not intended as tax advice, and you should consult with a competent tax adviser before purchasing a Contract.

     The discussion is based on the law, regulations and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department and judicial decisions.

     The discussion does not address state or local tax or estate and gift tax consequences associated with the Contracts.

Non-Qualified Contracts

     Purchase Payments. Purchasers of a Contract that does not qualify for special tax treatment and is therefore "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

     Tax Deferral Prior to Annuity Commencement Date. Owners who are natural persons are not taxed currently on increases in their Account Value resulting from interest earned in the Fixed Account or, if certain diversification requirements are met, the investment experience of Separate Account D. This treatment applies to Separate Account D only if it invests in Funds that are "adequately diversified" in accordance with Treasury Department regulations. Although we do not control the Funds, the investment adviser to the Funds has undertaken to use its best efforts to operate the Funds in compliance with these diversification requirements. A Contract investing in a Fund that failed to meet the diversification requirements would subject Owners to current taxation of income in the Contract that has not previously been taxed. Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

     Current regulations do not provide guidance as to any circumstances in which control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the owners of Separate Account D assets for tax purposes. We reserve the right to amend the Contracts in any way necessary to avoid any such result. The Treasury Department has stated that it may establish standards in this regard through regulations or rulings. Such standards may apply only prospectively, although retroactive application is possible if such standards are considered not to embody a new position.


     Owners that are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value unless an exception applies. Exceptions exist for, among other things, Owners that are not natural persons but that hold the Contract as an agent for a natural person.


     Taxation of Annuity Payments. Each annuity payment received after the Annuity Commencement Date is excludible from gross income in part. In the case of Fixed Annuity Payments, the excludible portion is determined by multiplying the amount paid by the ratio of the investment in the Contract (discussed below) to the expected return under the fixed Annuity Payment Option. In the case of Variable Annuity Payments, the amount paid is multiplied by the ratio of the investment in the Contract to the number of expected payments. In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments cease on account of the death of the Annuitant before the investment in the Contract has been fully recovered, the payee is allowed a deduction for the unrecovered amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a Beneficiary, that Beneficiary may recover the balance of the total investment as payments are made or on the Beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portions of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

     Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event a Contract is surrendered in its entirety, any amount received in excess of the investment in the Contract is includible in income, and any remaining amount received is excludible from income. All annuity contracts issued by us to the same Owner during any calendar year are to be aggregated for purposes of determining the amount of any distribution that is includible in gross income.

     Penalty Tax on Premature Distributions. A penalty tax is imposed on distributions under a Contract equal to 10% of the amount includible in income. The penalty tax will not apply, however, to (1) distributions made after the recipient attains age 59 1/2, (2) distributions on account of the recipient's becoming disabled, (3) distributions that are made after the death of the Owner prior to the Annuity Commencement Date or the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), and
(4) distributions that are part of a series of substantially equal periodic payments made over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the Beneficiary. Premature distributions may result, for example, from an early Annuity Commencement Date, an early surrender, partial withdrawal from or assignment of a Contract, or the early death of an Annuitant, unless clause (3) above applies.

     Payment of Death Proceeds. Special rules apply to the distribution of any death proceeds payable under the Contract. See "Death Proceeds."

    Assignments and Loans. An assignment, loan, or pledge with respect to a Non-Qualified Contract is taxed in the same manner as a partial withdrawal, as described above. Repayment of a loan or release of an assignment or pledge is treated as a new purchase payment.

Individual Retirement Annuities ("IRAs")

    Purchase Payments. Individuals who are not active participants in a tax-qualified retirement plan may, in any year, deduct from their taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income, plus $250 for the benefit of a noncompensated spouse. No more than $2,000 may be contributed to either spouse's IRA for any year. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $25,000 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $35,000 will not be able to deduct purchase payments, and for those with adjusted gross income between $25,000 and $35,000 the deduction is phased out based on the amount of income. Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $40,000 and $50,000, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000. Individuals who are precluded from deducting all or a portion of their purchase payments because of participation in a tax-qualified retirement plan may still make non-deductible contributions on which earnings will be tax deferred. The total of deductible and non-deductible contributions may not exceed the lesser of $2,000 or 100% of earned income, plus $250 for the benefit of a noncompensated spouse.

    Distributions from an IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipient's income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be included in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant attains age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are part of a series of substantially equal periodic payments made over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Beneficiary. Distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2. Additional distribution rules apply after the death of the Annuitant. These rules are similar to those governing distributions on the death of an Owner (or other payee during the Annuity Period) under a Non- Qualified Contract. See "Death Proceeds." Failure to comply with the minimum distribution rules will result in the imposition of a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

    Tax Free Rollovers. Amounts may be transferred in a tax-free rollover from a tax-qualified plan to an IRA (and from one IRA to another IRA) if certain conditions are met. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of (1) annuities paid over a life or life expectancy, (2) installments for a period of ten years or more, and (3) required minimum distributions under section 401(a)(9) of the Code.

    Rollovers may be accomplished in two ways. First, an eligible rollover distribution may be paid directly to an IRA (a "direct rollover"). Second, the distribution may be paid directly to the Annuitant and then, within 60 days of receipt, the amount may be rolled over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

    SIRAs. Spousal individual retirement annuities ("SIRAs") are subject to the same federal income tax treatment and rules that are discussed above with respect to IRAs generally.

Simplified Employee Pension Plans

    Employees and employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee. However, total employer contributions are limited to 15% of an employee's compensation or $30,000, whichever is less.

Other Qualified Plans

    Purchase Payments. Purchase payments made by an employer under a pension, profit-sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. Such purchase payments are also excluded from the current income of the employee.

    Distributions Prior to the Annuity Commencement Date. To the extent that purchase payments are includible in an employee's taxable income, they (less any amounts previously received that were not includible in the employee's taxable income) represent his or her "investment in the Contract." Amounts received prior to the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract and other amounts. With respect to the taxable portion of a lump-sum distribution (as defined in the Code), an averaging rule may be applicable that allows computation of tax as if the amount were received over a period of five years. A lump-sum distribution will not be includible in income in the year of distribution if the employee transfers, within 60 days of receipt, all amounts received, less the employee's investment in the Contract), to another tax-qualified plan or to an individual retirement account or an IRA in accordance with the rollover rules under the Code. However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. See "Tax Free Rollovers." Special tax treatment may be available in the case of certain lump-sum distributions that are not rolled over to another plan or IRA.

    A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee's attaining age 59 1/2 and that are not made on account of death or dis ability, with certain exceptions. These exceptions include distributions that are (1) part of a series of substantially equal periodic payments beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the Beneficiary, (2) made after the employee's separation from service on account of early retirement after age 55, or (3) made to an alternate payee pursuant to a qualified domestic relations order.

    Annuity Payments. A portion of annuity payments received under Contracts in connection with section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above under "Non-Qualified Contracts - Taxation of Annuity Payments." Distributions of minimum amounts specified by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2. Failure to comply with the minimum distribution rules will result in the imposition of a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

     Self-Employed Individuals. Various special rules apply to tax-qualified plans established by self- employed individuals.

Private Employer Unfunded Deferred Compensation Plans

    Purchase Payments. Private taxable employers may establish unfunded, Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors.

    These types of programs allow individuals to defer receipt of up to 100% of compensation that would otherwise be includible in income and therefore to defer the payment of federal income taxes on such amounts, as well as earnings thereon. Purchase payments made by the employer, however, are not immediately deductible by the employer, and the employer is currently taxed on any increase in Account Value.

    Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions.

    Taxation of Distributions. Amounts received by an individual from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

Excess Distributions - 15% Tax

    Certain persons, particularly those who participate in more than one tax-qualified retirement plan, may be subject to an additional tax of 15% on certain excess aggregate distributions from those plans. In general, excess distributions are taxable distributions for all tax qualified plans in excess of a specified annual limit for payments made in the form of an annuity (currently $150,000) or five times the annual limit for lump-sum distributions.

Federal Income Tax Withholding and Reporting

    Amounts distributed from a Contract, to the extent includible in taxable income, are subject to federal income tax withholding. The payee may, however, elect to have no income tax withheld by submitting a withholding exemption certificate to us.

    In some cases, if you own more than one Qualified annuity contract, such contracts may be aggregated for purposes of determining whether the federal tax law requirement for minimum distributions after age 70 1/2 has been satisfied. If, under this aggregation procedure, you are relying on distributions pursuant to another annuity contract to satisfy the minimum distribution requirement under a Qualified Contract issued by us, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Contract.

Taxes Payable by AG Life and Separate Account D

    AG Life is taxed as a life insurance company under the Code. The operations of Separate Account D are part of the total operations of AG Life and are not taxed separately. Under existing federal income tax laws, AG Life is not taxed on investment income derived by Separate Account D (including realized and unrealized capital gains) with respect to the Contracts. AG Life reserves the right to allocate to the Contracts any federal, state or other tax liability that may result in the future from maintenance of Separate Account D or the Contracts.

    Certain Funds may elect to pass through to AG Life any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AG Life. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AG Life.
                                             DISTRIBUTION ARRANGEMENTS

    The Contracts will be sold by individuals who, in addition to being licensed by state insurance authorities to sell the Contracts of AG Life, are also registered representatives of American General Securities Incorporated ("AGSI"), the principal underwriter of the Contracts, or registered representatives of Van Kampen American Capital Distributors, Inc. or other broker-dealer firms or representatives of other firms that are exempt from broker-dealer regulation. AGSI, Van Kampen American Capital Distributors, Inc. and any such other broker-dealer firms are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and are members of the National Association of Securities Dealers, Inc. AGSI is a wholly-owned subsidiary of AG Life. AGSI's principal business address is the same as that of our Home Office. The interests under the Contracts are offered on a continuous basis. AGSI and Van Kampen American Capital Distributors, Inc. have entered into certain revenue and cost-sharing arrangements in connection with the marketing of the Contracts.

     AG Life compensates Van Kampen American Capital Distributors, Inc. ("VKAC Distributors") and other broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions ranging from 4.75% up to 6% of first year purchase payments received pursuant to the Contracts. In addition, depending on the schedule selected, AG Life may pay continuing "trail" commissions ranging from 0.25% to .050% of Contract Account Value. AG

Life also has agreed to pay VKAC Distributors for its promotional activities such as the solicitation of selling group agreements between broker-dealers and AG Life, agent appointments with AG Life, printing and development of sales literature to be used by AG Life appointed agents as well as related marketing support and related special promotional campaigns. These distribution expenses do not result in any additional charges under the Contracts that are not described under "Charges under the Contracts."

                                 LEGAL MATTERS

    The legality of the Contracts described in this Prospectus has been passed upon by Steven A. Glover, Esquire, with the law department of AG Life. Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised AG Life on certain federal securities law matters.

                           OTHER INFORMATION ON FILE

    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contracts discussed in this Prospectus. Not all of the information set forth in the Registration Statement and exhibits thereto has been included in this Prospectus. Statements contained in this Prospectus concerning the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

    A Statement of Additional Information is available from us on request. Its contents are as follows:


                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


General Information ..........................................................
Regulation and Reserves ......................................................
Independent Auditors..........................................................
Services......................................................................
Underwriters..................................................................
Annuity Payments..............................................................
  A.  Gender of Annuitant.....................................................
  B.  Misstatement of Age or Sex and Other Errors ............................
Change of Investment Adviser or Investment Policy ............................
Terms of Exemptive Relief in Connection with Mortality
  and Expense Risk Charge ....................................................
Performance Data for the Divisions ...........................................
Financial Statements..........................................................
Index to Financial Statements ................................................

                  (THIS DOCUMENT IS NOT PART OF A PROSPECTUS)

              INDIVIDUAL RETIREMENT ANNUITY DISCLOSURE STATEMENT
                                 INTRODUCTION

This Disclosure Statement is designed for present owners of IRAs issued by American General Life Insurance Company.

This Disclosure Statement is not part of your contract but contains general and standardized information which must be furnished to each person who is issued an Individual Retirement Annuity. You must refer to your policy to determine your specific rights and obligations thereunder.

                                  REVOCATION

If you are purchasing a new or rollover IRA, then if for any reason you, as a recipient of this Disclosure Statement, decide within 20 days from the date your policy is delivered that you do not desire to retain your IRA, written notification to the Company must be mailed, together with your policy, within that period. If such notice is mailed within 20 days, all contributions, without adjustments for any applicable sales commissions or administrative expenses, will be refunded.

Mail notification of revocation and your policy to:

                           American General Life Insurance Company
                           Annuity Administration Department
                           P. O. Box 1401
                           Houston, Texas  77251-1401
                           (Phone No. (800) 247-6584).

                                  ELIGIBILITY

Under Internal Revenue Code ("Code") Section 219, if neither you, nor your spouse, is an active participant (see A. below), you may make a contribution of up to the lesser of $2,000 (or $2,250 in the case of a Spousal IRA) or 100% of compensation and take a deduction for the entire amount contributed. If you are an active participant, but have an adjusted gross income (AGI) below a certain level (see B. below), you may still make a deductible contribution. If, however, you or your spouse is an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA will be phased down and eventually eliminated.

A.   Active Participant

You are an "active participant" for a year if you are covered by a retirement plan. You are covered by a "retirement plan" for a year if your employer or union has a retirement plan under which money is added to your account or you are eligible to earn retirement credits. For example, if you are covered under a profit-sharing plan, certain government plans, a salary reduction arrangement (such as a tax sheltered annuity arrangement or a 401(k) plan), a Simplified Employee Pension program

(SEP) or a plan which promises you a retirement benefit which is based upon the number of years of service you have with the employer, you are likely to be an active participant. Your Form W-2 for the year should indicate your participation status.

You are an active participant for a year even if you are not yet vested in your retirement benefit. Also, if you make required contributions or voluntary employee contributions to a retirement plan, you are an active participant. In certain plans, you may be an active participant even if you were only with the employer for part of the year.

You are not considered an active participant if you are covered in a plan only because of your service as 1) an Armed Forces Reservist for less than 90 days of active service, or 2) a volunteer firefighter covered for firefighting service by a government plan. Of course, if you are covered in any other plan, these exceptions do not apply.

If you are married, filed a separate tax return, and did not live with your spouse at any time during the year, your spouse's active participation will not affect your ability to make deductible contributions.

B.   Adjusted Gross Income (AGI)

If you are an active participant, you must look at your Adjusted Gross Income for the year (if you and your spouse file a joint tax return, you use your combined AGI) to determine whether you can make a deductible IRA contribution. Your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

If you are single, your Threshold AGI Level is $25,000. The Threshold Level if you are married and file a joint tax return is $40,000, and if you are married but file a separate tax return, the Threshold Level is $0.

If your AGI is less than $10,000 above your Threshold Level, you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level (AGI - Threshold Level) is called your Excess AGI. The Maximum Allowable Deduction is $2,000 (or $2,250 for a Spousal IRA). You can estimate your Deduction Limit as follows:

(Your Deduction Limit may be slightly higher if you use this formula rather than the table provided by the IRS.)

   $10,000 - Excess AGI
  ---------------------  x Maximum Allowable Deduction = Deduction Limit
        $10,000

You must round up the result to the next highest $10 level (the next highest number which ends in zero). For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot, in any event, exceed 100% of your compensation.

     Example 1: Ms. Smith, a single person, is an active participant and has an AGI of $31,619. She calculates her deductible IRA contribution as follows:

        Her AGI is $31,619
        Her Excess AGI is (AGI - Threshold Level) or ($31,619-$25,000) = $6,619 Her Maximum Allowable Deduction is $2,000
        So, her IRA deduction limit is:

                      $10,000 - $6,619
                      ----------------  x $2,000 = $676 (rounded to $680)
                         $10,000

     Example 2: Mr. and Mrs. Young file a joint tax return. Each spouse earns more than $2,000 and one is an active participant. They have a combined AGI of $44,255. They may each contribute to an IRA and calculate their deductible contributions to each IRA as follows:

        Their AGI is $44,255
        Their Threshold Level is $40,000
        Their Excess AGI is (AGI - Threshold Level) or ($44,255 - $40,000) = $4,255 The Maximum Allowable Deduction for each spouse is $2,000 So, each spouse may compute his or her IRA deduction limit as follows:

                       $10,000 - 4,255
                       ---------------  x $2,000 = $1,149 (rounded to $1,150)
                          $10,000

     Example 3: If, in Example 2, Mr. Young did not earn any compensation, or elected to be treated as earning no compensation, Mrs. Young could establish a Spousal IRA (consisting of an account for herself and one for her husband). The amount of deductible contributions which could be made to the two IRAs is calculated using a Maximum Allowable Deduction of $2,250 rather than $2,000.

                      $10,000 - $4,255
                      ---------------- x $2,250 = $1,293 (rounded to $1,300)
                        $10,000

         The $1,300 can be divided between the two accounts, but neither IRA may receive a deductible contribution of more than $1,150.

     Example 4: Mr. Jones, a married person, files a separate tax return and is an active participant. He has $1,500 of compensation and wishes to make a deductible contribution to an IRA.

              His AGI is $1,500
              His Threshold Level is $0
              His Excess AGI is (AGI - Threshold Level) or $1,500-$0) = $1,500 His Maximum Allowable Deduction is $2,000 So, his IRA deduction limit is:

                      $10,000 - $1,500
                      ----------------  x $2,000 = $1,700
                         $10,000

              Even though his IRA deduction limit under the formula is $1,700,
              Mr.   Jones   may  not   deduct  an  amount  in  excess  of  his
              compensation, so, his actual deduction is limited to $1,500.

                                 SPOUSAL IRAs

As noted in Example 3 above, under the Act you may contribute to a Spousal IRA even if your spouse has earned some compensation during the year. Provided your spouse does not make a contribution to an IRA, you may set up a Spousal IRA consisting of an annuity for your spouse as well as an annuity for yourself. The maximum deductible amount to your IRA and a Spousal IRA is the lesser of $2,250 or 100% of compensation.

                     NON-DEDUCTIBLE CONTRIBUTIONS TO IRAs

Even if you are above the Threshold Level and thus may not make a deductible contribution of $2,000 ($2,250 if a spousal IRA is involved), you may still contribute up to the lesser of 100% of compensation or $2,000 to an IRA ($2,250 for a Spousal IRA). The amount of your contribution which is not deductible will be a non-deductible contribution to the IRA. You may also choose to make a contribution non-deductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or non-deductible contributions, will not be taxed until taken out of your IRA and distributed to you.

If you make a non-deductible contribution to an IRA, you must report the amount of the non-deductible contribution to the IRS on Form 8606 as a part of your tax return for the year.

You may make a $2,000 contribution at any time during the year, if your compensation for the year will be at least $2,000, without having to know how much will be deductible. When you fill out your return, you may then figure out how much is deductible.

You may withdraw an IRA contribution made for a year any time before April 15 of the following year. If you do so, you must also withdraw the earnings attributable to that portion and report the earnings as income for the year for which the contribution was made. If some portion of your contribution is not deductible, you may decide either to withdraw the non-deductible amount, or to leave it in the IRA and designate that portion as a non-deductible contribution on your tax return.

                               IRA DISTRIBUTIONS

Generally,  IRA  distributions  which are not rolled over (see  "Rollover  IRA
Rules", below) are included in your gross income in the year they are received. Non-deductible IRA contributions, however, are made using income which has already been taxed (that is, they are not deductible contributions). Thus, the portion of the IRA distributions consisting of non-deductible contributions will not be taxed again when received by you. If you make any non-deductible IRA contributions, each distribution from your IRA(s) will consist of a non-taxable portion (return of deductible contributions, if any, and account earnings).

Thus, you may not take a distribution which is entirely tax-free. The following formula is used to determine the non-taxable portion of your distributions for a taxable year:

   Remaining
Non-Deductible Contributions
----------------------------x Total Distributions = Nontaxable Distributions
Year-End Total IRA Balances    (for the year)         (for the year)

To figure the year-end total IRA balance, you treat all of your IRAs as a single IRA. This includes all regular IRAs (whether accounts or annuities), as well as Simplified Employee Pension (SEP) IRAs, and Rollover IRAs. You also add back the distributions taken during the year.

Example: An individual makes the following contributions to his or her IRA(s).

  Year                       Deductible                     Non-Deductible

  1986                       $ 2,000
  1987                         1,800
  1990                         1,000                             $ 1,000
  1992                           600                               1,400
                              --------                           --------
                             $ 5,400                             $ 2,400


         Deductible Contributions:                               $ 5,400
         Non-Deductible Contributions:                             2,400
         Earnings on IRAs:                                         1,200
                                                                  -------
         Total Account Balance of IRA(s) as of 12/31/95:          $9,000
         (including distributions in 1995).

In 1995, the individual takes a distribution of $3,000. The total account balance in the IRAs on 12/31/95 plus 1995 distributions is $9,000. The non-taxable portion of the distributions for 1995 is figured as follows:

Total non-deductible contributions                     $2,400
                                                       ------- x $3,000 = $800
Total account balance in the IRAs, plus distributions  $9,000


Thus, $800 of the $3,000 distribution in 1995 will not be included in the individual's taxable income. The remaining $2,200 will be taxable for 1995.

                              ROLLOVER IRA RULES
1.   IRA to IRA

You may withdraw, tax-free, all or part of the assets from an IRA and reinvest them in one or more IRAs. The reinvestment must be completed within 60 days of the withdrawal. No IRA deduction is allowed for the reinvestment. Amounts required to be distributed because the individual has reached age 70 1/2 may not be rolled over.

2.   Employer Plan Distributions to IRA

     All taxable distributions (known as "eligible rollover distributions") from qualified pension, profit-sharing, stock bonus and tax sheltered annuity plans may be rolled over to an IRA, with the exception of (1) annuities paid over a life or life expectancy, (2) installments for a period of ten years or more, and (3) required minimum distributions under section 401(a)(9).

     Rollovers may be accomplished in two ways. First, you may elect to have an eligible rollover distribution paid directly to an IRA (a"direct rollover"). Second, you may receive the distribution directly and then, within 60 days of receipt, roll the amount over to an IRA. Under the Act, however, any amount that you elect not to have distributed as a direct rollover will be subject to 20 percent income tax withholding, and, if you are younger than age 59 1/2, may result in a 10% excise tax on any amount of the distribution that is included in income. Questions regarding distribution options under the Act should be directed to your Plan Trustee or Plan Administrator, or may be answered by consulting IRS Temporary Regulations ss.1.401(a)(31)-1T, ss.1.402(c)-2T and ss.31.3405(c)-1T.

                     PENALTIES FOR PREMATURE DISTRIBUTIONS

If you receive a distribution from your IRA before you reach age 59 1/2, an additional tax of 10 percent will be imposed under Code ss.72(t), unless the distribution (a) occurs because of your death or disability, (b) is received as a part of a series of substantially equal payments over your life or life expectancy, (c) is received as a part of a series of substantially equal payments over the lives or life expectancy of you and your beneficiary, or (d) the distribution is contributed to a rollover IRA.

                             MINIMUM DISTRIBUTIONS

Under the rules set forth in Code ss.408(b)(3) and ss.401(a)(9), you may not leave the funds in your contract indefinitely. Certain minimum distributions are required. These required distributions may be taken in one of two ways:
(a) by withdrawing the balance of your contract by a "required beginning date," usually April 1 of the year following the date at which you reach age 70 1/2; or (b) by withdrawing periodic distributions of the balance in your contract by the required beginning date. These periodic distributions may be taken over (a) your life; (b) the lives of you and your named beneficiary; (c) a period not extending beyond your life expectancy; or (d) a period not extending beyond the joint life expectancy of you and your named beneficiary.

If you do not satisfy the minimum distribution requirements, then, pursuant to Code ss.4974, you may have to pay a 50% excise tax on the amount not distributed as required that year.

The foregoing minimum distribution rules are discussed in detail in IRS Publication 590, "Individual Retirement Arrangements."

                                   REPORTING

You are required to report penalty taxes due on excess contributions, excess accumulations, premature distributions, and prohibited transactions. Currently, IRS Form 5329 is used to report such information to the Internal Revenue Service.

                            PROHIBITED TRANSACTIONS

Neither you nor your beneficiary may engage in a prohibited transaction, as that term is defined in Code ss.4975.

Borrowing any money from this IRA would, under Code ss.408(e)(3), cause the contract to cease to be an Individual Retirement Annuity and would result in the value of the annuity being included in the owner's gross income in the taxable year in which such loan is made.

Use of this contract as security for a loan from the Company, if such loan were otherwise permitted, would, under Code ss.408(e)(4), cause the portion so used to be treated as a taxable distribution.

                             EXCESS CONTRIBUTIONS

Tax Code ss.4973 imposes a 6 percent excise tax as a penalty for an excess contribution to an IRA. An excess contribution is the excess of the deductible and nondeductible amounts contributed by the Owner to an IRA for that year over the lesser of his or her taxable compensation or $2,000. (Different limits apply in the case of a spousal IRA arrangement.) If the excess contribution is not withdrawn by the due date of your tax return (including extensions) you will be subject to the penalty.

                                 IRS APPROVAL

Your contract and IRA endorsement have been approved by the Internal Revenue Service as a tax qualified Individual Retirement Annuity. Such approval by the Internal Revenue Service is a determination only as to the form of the annuity and does not represent a determination of the merits of such annuity.

This disclosure statement is intended to provide an overview of the applicable tax laws relating to Individual Retirement Arrangements. It is not intended to constitute a comprehensive explanation as to the tax consequences of your IRA. As with all significant transactions such as the establishment or maintenance of, or withdrawal from an IRA, appropriate tax and legal counsel should be consulted. Further information may also be acquired by contacting your IRS District Office or consulting IRS Publication 590.


                             FINANCIAL DISCLOSURE
           (Generations Variable Annuity, Form Nos. 95020 and 95021)


This Financial Disclosure is applicable to IRAs using a Generations Variable Annuity (contract form numbers 95020 or 95021) purchased from American General Life Insurance Company on or after March 15, 1996.


Earnings under variable annuities are not guaranteed, and depend on the performance of the investment option(s) selected. As such, earnings cannot be projected. Set forth below are the charges associated with such annuities.

Charges:



     (a) Annual contract maintenance charges of $30 deducted at the end of each contract year (waived if cumulative contributions are $100,000 or more).


     (b) A maximum charge of $25 for each transfer, in excess of 12 free transfers annually, of contract value between divisions of the Separate Account.


     (c) To compensate for mortality and expense risks assumed under the contract, variable divisions only will incur a daily charge at an annualized rate of 1.25% of the average Separate Account Value of the contract during both the Accumulation and the Payout Phase.

     (d) Premium taxes, if applicable, may be charged against Accumulation Value at time of annuitization, a full or partial surrender or upon the death of the Annuitant. If a jurisdiction imposes premium taxes at the time purchase payments are made, the Company may deduct a charge at that time.

(e) If the contract is surrendered, or if a withdrawal is made, there may be a Surrender Charge. The Surrender Charge equals the sum of the following:

                  6% of purchase payments for surrenders and withdrawals made during the first contract year following receipt of the purchase payments surrendered;

                  6% of purchase payments for surrenders and withdrawals made during the second contract year following receipt of the purchase payments surrendered;

                  5% of purchase payments for surrenders and withdrawals made during the third contract year following receipt of the purchase payments surrendered;

                  5% of purchase payments for surrenders and withdrawals made during the fourth contract year following receipt of the purchase payments surrendered;

                  4% of purchase payments for surrenders and withdrawals made during the fifth contract year following receipt of the purchase payments surrendered;

                  3% of purchase payments for surrenders and withdrawals made during the sixth contract year following receipt of the purchase payments surrendered;

                  2% of purchase payments for surrenders and withdrawals made during the seventh contract year following receipt of the purchase payments surrendered.


              There will be no charge imposed for surrenders and withdrawals made during the eighth and subsequent contract years following receipt of the purchase payments surrendered.


              Under certain circumstances described in the contract, portions of a partial withdrawal may be exempt from the Surrender Charge.

     (f) To compensate for administrative expenses, a daily charge will be incurred at an annualized rate of .15% of the average Separate Account Value of the contract during the Accumulation and the Payout Phase.


     (g) Each variable division will be charged a fee for asset management and other expenses deducted directly from the underlying fund during the Accumulation and Payout Phase. For funds managed by Van Kampen
         American Capital Asset Management, Inc., total fees will range between .60% and 1.20%.

        AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT D

               COMBINATION FIXED AND VARIABLE ANNUITY CONTRACTS

                                  OFFERED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                       ANNUITY ADMINISTRATION DEPARTMENT

                   P.O. BOX 1401, HOUSTON, TEXAS 77251-1401

                     1-800-247-6584     713-831-3102 (IN TEXAS)


                      STATEMENT OF ADDITIONAL INFORMATION


                              Dated June 2, 1996


     This Statement of Additional Information is not a prospectus. It should be read with the Prospectus for American General Life Insurance Company Separate Account D ("Separate Account D") concerning flexible payment deferred individual annuity Contracts investing in certain Funds of the Van Kampen American Capital Life Investment Trust dated June 2, 1996. You can obtain a copy of the Prospectus for the Contracts, and any supplements thereto, by contacting American General Life Insurance Company ("AG Life") at the address or telephone numbers given above. You have the option of receiving benefits on a fixed basis through AG Life's Fixed Account or on a variable basis through AG Life's Separate Account D. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Glossary."


                               TABLE OF CONTENTS

General Information...........................................................
Regulation and Reserves ......................................................
Independent Auditors..........................................................
Services......................................................................
Principal Underwriter.........................................................
Annuity Payments..............................................................
 A.  Gender of Annuitant......................................................
 B.  Misstatement of Age or Sex and Other Errors..............................
Change of Investment Adviser or Investment Policy.............................
Terms of Exemptive Relief in Connection With Mortality
 and Expense Risk Charge......................................................
Performance Data for the Divisions............................................
Financial Statements..........................................................
Index to Financial Statements.................................................

                              GENERAL INFORMATION

AG Life (formerly American General Life Insurance Company of Delaware) is a successor in interest to a company previously organized as a Delaware corporation in 1917. Effective December 31, 1991, AG Life redomesticated as a Texas insurer and changed its name to American General Life Insurance Company. AG Life is a wholly-owned subsidiary of AGC Life Insurance Company, a Missouri corporation ("AG Missouri") engaged primarily in the life insurance business and annuity business. AG Missouri, in turn, is a wholly-owned subsidiary of American General Corporation, a Texas holding corporation engaged primarily in the insurance business.

                            REGULATION AND RESERVES

AG Life is subject to regulation and supervision by the insurance departments of the states in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance  company capital and surplus,  various  operational  standards,  and accounting  and  financial  reporting  procedures.  AG Life's  operations  and
accounts  are  subject  to  periodic   examination  by  insurance   regulatory
authorities.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for insurance contract losses, if covered, incurred by insolvent companies. The amount of any future assessments of AG Life under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the relative desirability of various personal investment vehicles, and removal of impediments on the entry of banking institutions into the business of insurance. Also, both the executive and legislative branches of the federal government have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this will occur or, if so, what the effect on AG Life would be.

Pursuant to state insurance laws and regulations, AG Life is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if AG Life were to incur claims or expenses at rates significantly higher than expected, for example, due to acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.

                             INDEPENDENT AUDITORS

The consolidated financial statements of AG Life and the financial statements of Separate Account D included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein. Such financial statements have been included in this Statement of Additional Information in reliance upon such reports of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, TX 77010-2007.

                                   SERVICES


A Service Agreement exists between AG Life and Continuum Computer Systems, Inc. ("Continuum") to provide certain services in connection with Separate Account D. Continuum has developed a computerized data processing record keeping system for annuity accounting and has the necessary data processing equipment and personnel to provide and support remote terminal access to its system for the maintenance of annuity records, processing information, and the generation of output with respect to the records and information. AG Life has contracted with Continuum for the right to use Continuum's system. For these services AG Life paid Continuum $28,080 in 1995, $78,840 in 1994, and $62,691 in 1993.


                             PRINCIPAL UNDERWRITER

American General Securities Incorporated ("AGSI") is the principal underwriter with respect to the Contracts. AGSI also serves as principal underwriter to American General Life Insurance Company of New York Separate Account E and AG Life's Separate Account A, both of which are unit investment trusts registered under the Investment Company Act of 1940. AGSI, a Texas corporation, is a wholly owned subsidiary of AG Life and a member of the National Association of Securities Dealers, Inc.

As principal underwriter, with respect to Separate Account D, AGSI received from AG Life less than $1,000 of compensation for each of the last three fiscal years.

The securities offered pursuant to the Contracts are offered on a continuous basis.

                               ANNUITY PAYMENTS

                            A. GENDER OF ANNUITANT

When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female under an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males.

However, there will be no differences between males and females in any jurisdiction, including Montana, where such differences are not permitted. We will also make available Contracts with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Contracts that make distinctions based on gender are prohibited by law.

                B. MISSTATEMENT OF AGE OR SEX AND OTHER ERRORS

If the age or sex of an Annuitant has been misstated to us, any amount payable will be that which the purchase payments paid would have purchased at the correct age and sex. If we made any overpayments because of incorrect information about age or sex, or any error or miscalculation, we will deduct the overpayment from the next payment or payments due. We will add any underpayments to the next payment. The amount of any adjustment will be credited or charged with interest at the assumed interest rate used in the Contract's annuity tables.

               CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise required by law or regulation, neither the investment adviser to any Fund nor any investment policy may be changed without the consent of AG Life. If required, approval of or change of any investment objective will be filed with the insurance department of each state where a Contract has been delivered. The Owner (or, after annuity payments start, the payee) will be notified of any material investment policy change that has been approved. You will be notified of any investment policy change prior to its implementation by Separate Account D if your comment or vote is required for such change.

            TERMS OF EXEMPTIVE RELIEF IN CONNECTION WITH MORTALITY
                            AND EXPENSE RISK CHARGE

AG Life and AGSI have obtained exemptive relief from the Securities and Exchange Commission ("SEC") in connection with deducting the mortality and expense risk charge pursuant to the Contracts. In the application for the exemption, AG Life and AGSI have represented and undertaken, among other things, that:

     o The level of the mortality and expense risk charge is within the range of industry practice for comparable annuity contracts;

     o This conclusion is based upon a review that AG Life and AGSI have conducted of publicly- available information regarding annuity contracts of other companies which they will maintain at their Home Office, and make available on request to the Commission or its staff, a memorandum setting forth the variable annuity products analyzed and the methodology and results of the comparative review;

     o There is a reasonable likelihood that the proposed distribution financing arrangements with respect to the Contracts will benefit Separate Account D and investors in the Contracts, and the basis for this conclusion is set forth in a memorandum which will be maintained by AG Life at its Home Office and will be available to the Commission or its staff on request.

                      PERFORMANCE DATA FOR THE DIVISIONS

Average Annual Total Return Calculations

     Each Division may advertise its average annual total return. Each Division's average annual total return quotation is computed in accordance with a standard method prescribed by the SEC. The average annual total return for a Division for a specific period is found by first taking a hypothetical $1,000 investment in the Division's Accumulation Units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable Surrender Charge that may be imposed at the end of the period as well as all other recurring charges and fees applicable under the Contract to all Owner accounts. Such other charges and fees include the Mortality and Expense Risk Charge, and the Administrative Expense Charge. Any premium taxes are not reflected. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage.

Total Return Calculations (without Surrender Charge or Contract Fee)

     Each Division may also advertise its non-standardized total return, which is calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the redeemable value does not reflect the deduction of any applicable Surrender Charge that may be imposed at the end of the period, since it is assumed that the Contract will continue through the end of each period, or the deduction of the Annual Contract Fee. If reflected, these charges would reduce the performance results presented.

Cumulative Total Return Calculations

     No standardized formula has been prescribed by the SEC for calculating cumulative total return performance. Cumulative total return performance is the compound rate of return on a hypothetical initial investment of $1,000 in each Division's Accumulation Units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment"). Cumulative total return figures (and the related "Growth of a $1,000 Investment" figures set forth below) do not include the effect of any premium taxes or any applicable Surrender Charge or the Annual Contract Fee. Cumulative total return quotations reflect changes in Accumulation Unit value and are calculated by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula, and then expressing that as a percentage:

                                C = (ERV/P) - 1
Where:

     C =            cumulative total return
     P =            a hypothetical initial investment of $1,000
     ERV            = ending  redeemable  value is the value at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period.

Hypothetical Performance

     The tables below provide hypothetical performance information for eight of the available Divisions of Separate Account D based on the actual historical performance of the corresponding Fund in which each of these Divisions invests. This information reflects all actual charges and deductions of these Funds and all Separate Account charges and deductions, with respect to the Contracts, that hypothetically would have been made had the Separate Account, with respect to the Contracts, been invested in these Funds for all the periods indicated. No comparable hypothetical information is shown for the remaining Division of Separate Account D, because the corresponding Fund in which it invests had not commenced operating as of the date of this Statement of Additional Information.

             Hypothetical Historical Average Annual Total Returns
                          (Through December 31, 1995)

                                                         Since
                                                         Fund
Investment Division       One Year        Five Years     Inception*
                          --------        ----------     ----------
Emerging Growth
Enterprise
Global Equity
Real Estate Securities
Asset Allocation
Domestic Income
Government
Money Market


                     Hypothetical Historical Total Returns
                          (Through December 31, 1995)
                                                          Since
                                                          Fund
Investment Division       One Year        Five Years      Inception*
                          --------        ----------      ---------
Emerging Growth
Enterprise
Global Equity
Real Estate Securities
Asset Allocation
Domestic Income
Government
Money Market


               Hypothetical Historical Cumulative Total Returns
                          (Through December 31, 1995)

                                                          Since
                                                          Fund
Investment Division       One Year        Five Years      Inception*
                          --------        ----------      ---------
Emerging Growth
Enterprise
Global Equity
Real Estate Securities
Asset Allocation
Domestic Income
Government
Money Market

    Hypothetical Historical Growth of a $1,000 Investment in the Divisions
                                            (Through December 31, 1995)

                                                                Since
                                                                Fund
Investment Division        One Year          Five Years         Inception*
                           --------          ----------         ---------
Emerging Growth
Enterprise
Global Equity
Real Estate Securities
Asset Allocation
Domestic Income
Government
Money Market

     The Money Market Division's hypothetical historical yield for the seven-day period ended December 31, 1995 was %. The Money Market Division's hypothetical historical effective yield for the seven day period ended December 31, 1995 was %.



* The inception dates for each Fund funding the Divisions are: April 4, 1986 for the Money Market, Enterprise, and Government Divisions; 0, 1987 for the Asset Allocation Division; November 4, 1987 for the Domestic Income Division; July 3, 1995 for the Emerging Growth, Global Equity, and Real Estate Securities Divisions.

Yield Calculations

The yields for the Domestic Income Division and the Government Division are each computed in accordance with a standard method prescribed by the SEC. The yield quotation is computed by dividing the net investment income per Accumulation Unit earned during the specified one month or 30-day period by the Accumulation Unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                                     a - b
                         YIELD = 2[(------- +1)6 - 1]
                                      cd

a = net dividends and interest earned during the period by the Portfolio attributable to the Division

b =  expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d =  the Accumulation Unit value per unit on the last day of the period


The yield of each Division reflects the deduction of all recurring fees and charges applicable to each Division, such as the Mortality and Expense Risk Charge, and the Administrative Expense Charge but does not reflect the deduction of Surrender Charges or premium taxes.

Money Market Division Yield and Effective Yield Calculations

     The Money Market Division's yield is computed in accordance with a standard method prescribed by the SEC. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit value during the period is divided by the Accumulation Unit value at the beginning of the period to obtain the base period return; the base period return is then multiplied by the fraction 365/7 to obtain the current yield figure, which is carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Division's Portfolio are not included in the calculation.

     The Money Market Division's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)365/7-1.

Yield and effective yield do not reflect the deduction of Surrender Charges or premium taxes that may be imposed upon the redemption of Accumulation Units.

Performance Comparisons

     The performance of each or all of the available Divisions of Separate Account D may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the Divisions of Separate Account D. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDSR") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDSR rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDSR rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDSR prepares risk adjusted rankings, which consider the effects of market risk on total return performance.

     In addition, each Division's performance may be compared in advertisements and sales literature to the following benchmarks: (1) the Standard & Poor's 500 Composite Stock Price Index, an unmanaged weighted index of 500 leading domestic companies that represents approximately 80% of the market capitalization of the United States equity market; (2) the Dow Jones Industrial Average, an unmanaged unweighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange and generally considered representative of the United States stock market; (3) the Consumer Price Index, published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major expenditure groups and generally is considered to be a measure of inflation;
(4) the Lehman Brothers Government and Domestic Strategic Income Index, the Salomon Brothers High Grade Domestic Strategic Income Index, and the Merrill Lynch Government/Corporate Master Index, unmanaged indices that are generally considered to represent the performance of intermediate and long term bonds during various market cycles; and (5) the Morgan Stanley Capital International Europe Australia Far East Index, an unmanaged index that is considered to be generally representative of major non-United States stock markets.

Impact of Tax Deferred Accumulations
[Tax Deferred Charts to be Filed by Amendment]

                             FINANCIAL STATEMENTS


Separate Account D consists of 41 Divisions, of which 32 are available only pursuant to contracts other than the Contracts that are the subject of this Statement of Additional Information, and therefore no financial statements for those 32 Divisions are included herein. The remaining 9 Divisions are available pursuant to the Contracts that are the subject of this Statement of Additional Information; however, no financial statements are included for such Divisions because they had not commenced operations as of the date of this Statement of Additional Information.



The financial statements of AG Life that are included in this Statement of Additional Information should be considered primarily as bearing on the ability of AG Life to meet its obligations under the Contracts.

               [Financial Statements to be Filed by Amendment.]

                                  PART C

                               OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

               (a)  Financial Statements

                    PART A:  None

                    PART B:

                    (1)  Financial   Statements   of  American   General  Life
                         Insurance Company Separate Account D (to be filed by amendment):

                         Report of Ernst & Young LLP, Independent Auditors Statement of Assets and Liabilities as of December 31, 1995 Statement of Operations for the year ended December 31, 1995 Statements of Changes in Net Assets for the years ended December 31, 1995 and 1994 Notes to Audited Financial Statements

                    (2) Consolidated Financial Statements of American General Life Insurance Company (to be filed by amendment):

                         Report of Ernst & Young LLP, Independent Auditors Consolidated Balance Sheets as of December 31, 1995 and 1994 Consolidated Statements of Income for the years ended
                                  December  31,  1995,   1994  and  1993
                         Consolidated Statements of Shareholder's Equity for the years ended
                                   December 31, 1995, 1994 and 1993
                         Consolidated Statements of Cash Flows for the years
                                     ended
                                 December  31,  1995,  1994 and  1993
                         Notes to Consolidated Financial Statements

                         PART C:  None

               (b)    Exhibits

1   (a) American  General Life  Insurance  Company of Delaware Board of
     Directors resolution authorizing the establishment of Separate Account
     D.(1)

    (b)Resolution of the Board of Directors of American General Life Insurance Company of Delaware authorizing, among other things, the redomestication of that company in Texas and the renaming of that company as American General Life Insurance Company.(2)

     (c) Resolution of the Board of Directors of American General Life Insurance Company of Delaware providing, inter alia, for Registered Separate Accounts' Standards of Conduct.(3)

2       None

3    (a)(i) Distribution  Agreement dated October 3, 1991,  between  American
          General Securities Incorporated and American General Life Insurance Company. (2)

     (ii) Master Marketing and Distribution Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Marketing, Inc., and Van Kampen American Capital Distributors, Inc. (to be filed by amendment)

     (b)(i) Form of Selling Group and General Agent Agreement utilizing American Capital Marketing, Inc. as distributor.(4)

     (ii) Form of Selling Group and General Agent Agreement utilizing American General Securities Incorporated as distributor.(4)

     (iii)Concession Schedule A, attached to and forming a part of each form of Selling Group Agreement.(4)

     (iv) Selling/Master General Agent Agreement by and among American General Life Insurance Company, American General Securities Incorporated, and Van Kampen American Capital Distributors, Inc. (to be filed by amendment)

     (c)(i)(A) Fund Participation Agreement, dated March 27, 1992, between American General Life Insurance Company and American Capital Life Investment Trust.(4)

     (B) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Insurance Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (to be filed by amendment)

     (ii) Sales  Agreement,  dated  July 7,  1994,  among  Neuberger  & Berman
          Advisers   Management   Trust,   Neuberger   &   Berman   Management
          Incorporated, and American General Life Insurance Company.(6)

     (iii)Participation Agreement, dated February 2, 1994, among Variable Insurance Products Fund, Fidelity Distributors Corporation, and American General Life Insurance Company.(5)

     (iv) Participation Agreement, dated February 2, 1994, among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and American General Life Insurance Company.(5)

     (d) Form of Agreement between American General Life Insurance Company and Dealer regarding exchange and allocation transaction requests.(4)

4    (a)  Specimen form of  Combination  Fixed and Variable  Annuity  Contract
          (Form No. 93010).(2)

     (b)  Form of Waiver of Surrender Charge Rider.(2)

     (c)  Form of Qualified Contract Endorsement.(2)

     (d)(i) Revised pages to Specimen form of Combination Fixed and Variable Annuity Contract.(3)

     (ii) Revised Schedule Page to Specimen form of Combination Fixed and Variable Annuity Contract.(4)

     (e)(i)(A) Specimen form of Individual Retirement Annuity Disclosure Statement available under Contract Form Nos. 93020 and 93021 (to be filed by amendment).


          (B)Specimen  form  of  Individual   Retirement   Annuity  Disclosure
             Statement available under Contract Form Nos. 95020 and 95021.(8)


      (ii)   Specimen form of Individual Retirement Annuity Endorsement.(6)

      (iii)  Specimen form of IRA Instruction Form.(4)


      f)(i) Specimen form of Combination Fixed and Variable Annuity Contract (Form No. 93020).(7)

          (ii) Specimen  form  of  Combination   Fixed  and  Variable  Annuity
               Contract (Form No. 93021).(7)

          (iii)Specimen form of pages for Contract Forms 93020 and 93021, filed in the following states: California, Minnesota, North Carolina, North Dakota, Oklahoma.(7)

          (g)(i) Specimen form of Combination Fixed and Variable Annuity Contract (Form No. 95020).(7)

          (ii) Specimen  form  of  Combination   Fixed  and  Variable  Annuity
               contract (Form No. 95021).(7)

          (iii)Specimen form of pages for Contract Forms 95020 and 95021, filed in the following states: California, Idaho, Kansas, Massachusetts, Minnesota, North Carolina, North Dakota, Oklahoma, Pennsylvania, South Carolina, Texas, Utah, and West Virginia.(7)

          (iv) Specimen form of Waiver of Surrender Charges Rider for Contract Form Nos. 95020 and 95021.(7)


5         (a)(i) Specimen form of  Application  for Contract Form Nos.  93020 and 93021.(4)


          (ii) Specimen form of Application for Contract Form Nos. 95020 and 95021.(7)


          (b)(i) Specimen form of Separate Account D Election of Annuity Payment Option/Change Form.(4)

          (ii) Specimen form of Absolute Assignment to Effect Section 1035(a) Exchange and Rollover of a Life Insurance Policy or Annuity Contract.(4)

          (c)(i) Specimen form of VAriety Plus Service Request, including telephone transfer authorization.(4)

          (ii) Form of Authorization Limited to Execution of Transaction Requests for VAriety Plus Variable Annuity.(4)

          (iii) Form of Transaction Request Form.(4)

6         (a)  Amended  and  Restated  Articles of  Incorporation  of American
               General Life Insurance Company, effective December 31, 1991.(2)

          (b) Bylaws of American General Life Insurance Company, adopted January 22, 1992.(4)

7            None

8            None

9            Opinion and consent of Counsel.(4)

10           Consent of Independent Auditors (to be filed by amendment).

11           None

12           None

13        (a)(i) Computations of standardized  average annual total returns for each Division available under Contract Form Nos. 93020 and 93021 for the one and five year periods ending December 31, 1994, and since inception.(6)

          (ii) Computations of non-standardized total returns for each Division available under Contract Form Nos. 93020 and 93021 for the one and five year periods ending December 31, 1994, and since inception.(6)

          (iii)Computations of non-standardized cumulative total returns for each Division available under Contract Form Nos. 93020 and 93021 for the one and five year periods ending December 31, 1994, and since inception.(6)

          (iv) Computations of 30 day yield for the Domestic Income Division, the Government Division, and the Multiple Strategy Division available under Contract Form Nos. 93020 and 93021 for the one month period ended December 31, 1994.(5)

          (v) Computations of seven day yield and effective yield for the Money Market Division available under Contract Form Nos. 93020 and 93021 for the seven day period ended December 31, 1994.(5)

          (b)(i) Computations of hypothetical historical standardized average annual total returns for the Emerging Growth, Enterprise,
               Global Equity, Real Estate Securities, Asset Allocation, Domestic Income, Government, and Money Market Divisions, available under Contract Form Nos. 95020 and 95021 for the one and five year periods ending December 31, 1995, and since inception (to be filed by amendment).


          (ii) Computations of hypothetical historical non-standardized total returns for the Emerging Growth, Enterprise, Global Equity,
               Real Estate Securities, Asset Allocation, Domestic Income, Government, and Money Market Divisions, available under Contract Form Nos. 95020 and 95021 for the one and five year periods ending December 31, 1995, and since inception (to be filed by amendment).

        (iii)Computations of hypothetical historical non-standardized cumulative total returns for the Emerging Growth, Enterprise, Global Equity, Real Estate Securities, Asset Allocation, Domestic Income, Government, and Money Market Divisions, available under Contract Form Nos. 95020 and 95021 for the one and five year periods ending December 31, 1995, and since inception (to be filed by amendment).

        (iv) Computations of hypothetical historical 30 day yield for the Domestic Income Division, the Government Division, and the Asset Allocation Division, available under Contract Form Nos. 95020 and 95021 for the one month period ended December 31, 1995 (to be filed by amendment).

        (v) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Contract Form Nos. 95020 and 95021 for the seven day period ended December 31, 1995 (to be filed by amendment).

14           Financial Data Schedule (to be filed by amendment).

15        a)   Power of Attorney with respect to  Registration  Statements and
               Amendments  thereto  signed by the  following  persons in their capacities  as directors  and,  where  applicable,  officers of
               American  General  Life  Insurance  Company:   Messrs.  Devlin,
               Rashid, Reddick and Luther.(2)

          (b) Power of Attorney with respect to Registration Statements and Amendments thereto signed by Robert S. Cauthen, Jr. in his capacity as a director and officer of American General Life Insurance Company.(4)

          (c) Power of Attorney with respect to Registration Statements and Amendments thereto signed by James R. Tuerff in his capacity as a director or officer of American General Life Insurance Company.(6)

          (d) Power of Attorney with respect to Registration Statements and Amendments thereto signed by Peter V. Tuters in his capacity as a director or officer of American General Life Insurance Company.(5)

          (e) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the following persons in their capacities as directors and, where applicable, officers of American General Life Insurance Company: Messrs. Kelley, Pulliam, and Young.(6)



          (f) Power of Attorney with respect to Registration Statements and Amendments thereto signed by George W. Bentham in his capacity as a director or officer of American General Life Insurance Company.(7)

16            Statement of Exemptive Relief Relied Upon.(7)

     (1) Incorporated herein by reference to the initial filing of Registrant's Form N-4 Registration Statement (File No. 2-49805) on December 6, 1973.

     (2) Previously filed in the initial filing of this Registration Statement (File No. 33-43390) on October 16, 1991.

     (3) Previously filed in Pre-Effective Amendment No. 1 to this Registration Statement (File No. 33- 43390), filed on December 31, 1991.


     (4) Previously filed in Post-Effective Amendment No. 2 to this Registration Statement (File No. 33-43390), filed on April 30, 1992.


     (5) Previously filed in Post-Effective Amendment No. 3 to this Registration Statement (File No. 33-43390), filed on March 2, 1994.

     (6) Previously filed in Post-Effective Amendment No. 4 to this Registration Statement (File No. 33-43390), filed on April 28, 1995.


     (7) Previously filed in Post-Effective Amendment No. 5 to this Registration Statement (File No. 33-43390), filed on December 27, 1995.

 8     Included in Part A of this Amendment.

Item 25.     Directors and Officers of the Depositor

        The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below.

Name and Pricipal                           Positions and Offices
Business Address                            with the Depositor


Harold S. Hook                              Senior Chairman
2929 Allen Parkway
Houston, TX 77019

Robert M. Devlin                            Chairman
2929 Allen Parkway
Houston, TX 77019

Robert S. Cauthen, Jr.                      Director, President, &
2727-A Allen Parkway                        Chief Executive Officer
Houston, TX  77019


Michael G. Atnip                             Director
2929 Allen Parkway
Houston, TX 77019


George W. Bentham                           Director, Senior Vice President &
2727-A Allen Parkway                        Chief Marketing Officer
Houston, TX  77019

Bill B. Luther                              Director, Senior Vice President &
2727-A Allen Parkway                        Chief Systems Officer
Houston, TX 77019


Jon P. Newton                               Director
2929 Allen Parkway
Houston, TX 77019


Zafar Rashid                                Director, Senior Vice President,
2727-A Allen Parkway                        Chief Financial Officer & Treasurer
Houston, TX 77019

Peter V. Tuters                             Director, Vice President, &
2929 Allen Parkway                          Chief Investment Officer
Houston, TX  77019

Austin P. Young                             Director
2929 Allen Parkway
Houston, TX  77019

Thomas B. Phillips                           Vice President, General
2727-A Allen Parkway                         Counsel & Secretary
Houston, TX 77019

Wayne A. Barnard                             Vice President & Actuary
2727-A Allen Parkway
Houston, Texas  77019

Robert F. Herbert                            Vice President, Controller, &
2727-A Allen Parkway                         Associate Tax Officer
Houston, TX  77019

Timothy W. Still                              Vice President
2727-A Allen Parkway
Houston, Texas  77019

Steven A. Glover                              Associate General Counsel &
2727-A Allen Parkway                          Assistant Secretary
Houston, TX 77019

Joyce R. Bilski                               Administrative Officer
2727-A Allen Parkway
Houston, TX 77019

Farideh Farrokhi                               Assistant Controller
2727-A Allen Parkway
Houston, TX  77019

     Item 26. Persons Controlled By Or Under Common Control With the Depositor or Registrant


                 SUBSIDIARIES OF AMERICAN GENERAL CORPORATION(1)


The following is a list of American General Corporation's subsidiaries as of December 31, 1995. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).

                                                               Jurisdiction of
                                      Name                     Incorporation
                                                               -------------


AGC Life Insurance Company(2).....................................Missouri
American Franklin Company ........................................Delaware
The Franklin Life Insurance Company ..............................Illinois
The American Franklin Life Insurance Company .....................Illinois
         Franklin Financial Services Corporation .................Delaware
   American General Life and Accident Insurance Company.. ........Tennessee
      American General Exchange, Inc. ............................Tennessee
   American General Life Insurance Company .......................Texas
      American General Annuity Service Corporation ...............Texas
       American General Life Insurance Company of New York........New York
         The Winchester Agency Ltd. ..............................New York
      American General Securities Incorporated(3).................Texas
         American General Insurance Agency, Inc. .................Missouri
         American General Insurance Agency of Hawaii, Inc. .......Hawaii
         American General Insurance Agency of
         Massachusetts, Inc. ......................................Mass.
      The Variable Annuity Life Insurance Company ...............Texas
         The Variable Annuity Marketing Company .................Texas
Allen Property Company ..........................................Delaware
   Florida Westchase Corporation.................................Delaware
   Greatwood Development, Inc....................................Delaware
   Greatwood Golf Club, Inc. ....................................Texas
   Highland Creek Golf Club, Inc. ...............................No. Carolina
   Hunter's Creek Communications Corporation ....................Florida
   Pebble Creek Corporation .....................................Delaware
   Pebble Creek Development Corporation .........................Florida
   Westchase Development Corporation.............................Delaware
   Westchase Golf Corporation ...................................Florida
American General Capital Services, Inc. .........................Delaware
American General Delaware Management Corporation(1)..............Delaware

American General Finance, Inc. ....................................Indiana
   AGF Investment Corp. .......................................... Indiana
   American General Auto Finance, Inc. . ..........................Delaware
   American General Finance Corporation(4).........................Indiana
      American General Finance Group, Inc. ........................Delaware
         American General Financial Services, Inc.(5) .............Delaware
             The National Life and Accident Insurance Company......Texas
      Merit Life Insurance Co. ....................................Indiana
      Yosemite Insurance Company ..................................California
   American General Finance, Inc...................................Alabama
   American General Financial Center ..............................Utah
   American General Financial Center, Inc.* .......................Indiana
   American General Financial Center, Incorporated* ...............Indiana
   American General Financial Center Thrift Company* ..............California
   Thrift, Incorporated* ..........................................Indiana
American General Investment Corporation ...........................Delaware
   American General Mortgage Company...............................Delaware
   American General Realty Investment Corporation .................Texas
      American Athletic Club, Inc. ................................Texas
      Hope Valley Farms Recreation Association, Inc. ..............No. Carolina
      INFL Corporation ............................................Delaware
      Ontario Vineyard Corporation ................................Delaware
      Pebble Creek Country Club Corporation .......................Florida
      Pebble Creek Service Corporation ............................Florida
      SR/HP/CM Corporation ........................................Texas
American General Mortgage and Land Development, Inc................Delaware
   American General Land Development, Inc. ........................Delaware
   American General Realty Advisors, Inc. .........................Delaware
American General Property Insurance Company .......................Tennessee
Bayou Property Company.............................................Delaware
   AGLL Corporation(6).............................................Delaware
   American General Land Holding Company ..........................Delaware
      AG Land Associates, LLC(6)...................................California
      Hunter's Creek Realty, Inc.* ................................Florida
      Summit Realty Company, Inc. .................................So. Carolina
Financial Life Assurance Company of Canada ........................Canada
Florida GL Corporation ............................................Delaware
GPC Property Company ..............................................Delaware
   Cinco Ranch Development Corporation ............................Texas
   Cinco Ranch East Development, Inc. .............................Delaware
   Cinco Ranch West Development, Inc. .............................Delaware
   The Colonies Development, Inc. .................................Delaware
   Fieldstone Farms Development, Inc. .............................Delaware
   Hickory Downs Development, Inc. ................................Delaware
   Lake Houston Development, Inc. .................................Delaware
   South Padre Development, Inc. ..................................Delaware
Green Hills Corporation ...........................................Delaware
Knickerbocker Corporation .........................................Texas

Lincoln American Corporation .....................................Delaware
Pavilions Corporation.............................................Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

(1) The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:

   American General Capital, L.L.C.
   American General Delaware, L.L.C.

(2) The following companies became approximately 40% owned by AGC Life Insurance Company ("AGCL") on December 23, 1994:

      Western National Corporation ("WNC")
         WNL Holding Corporation
            Western National Life Insurance Company
               WesternSave (401K Plan)
            Independent Advantage Financial & Insurance Services, Inc. WNL Investment Advisory Services, Inc.
            Conseco Annuity Guarantee Corp.
            WNL Brokerage Services, Inc.
            WNL Insurance Services, Inc.

   Accordingly, these companies became AGCL affiliates under insurance holding company laws. However the WNC stock is held for investment purposes by AGCL and there are no plans for AGCL to direct the operations of any of these companies.

(3) The following companies are controlled indirectly by American General Securities Incorporated:


   American General Insurance Agency of Ohio, Inc.
   American General Insurance Agency of Texas, Inc.
   American General Insurance Agency of Oklahoma, Inc.
     (formerly American Capital Marketing
   Insurance Agency of Oklahoma, Inc.)

(4)American General Finance Corporation is the parent of an additional 41 subsidiaries incorporated in 26 states for the purpose of conducting its consumer finance operations.

(5)American General Financial Services, Inc. is the parent of an additional 7 subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.

(6) AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a 98.75% managing interest and AGLL owns a 1.25% managing interest.

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                                     C-12

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                                     C-13

All of the subsidiaries of AG Life are included in its consolidated financial statements, which are filed in Part B of this Registration Statement.


Item 27.  Number of Contract Owners

As of      , 1996, there were  owners of Contracts of the class c
overed by this
      -------------------                   ------
registration statement.


Item 28.  Indemnification

Article VII, section 1, of the Company's By-Laws provides, in part, that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that such person is or was serving at the request of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

Article VII, section 1 (in part), section 2, and section 3, provide that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the Company, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or (c) of expense incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

Article  VII,  section  3,  provides  that,  with  certain   exceptions,   any
indemnification under Article VII shall be made by the Company only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by the Company or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by the Company.

Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of the Company, or is or was serving at the request of the Company as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.          Principal Underwriters

        (a) Registrant's principal underwriter, American General Securities Incorporated, also acts as principal underwriter for American General Life Insurance Company of New York Separate Account E and American General Life Insurance Company Separate Account A.

          (b)  The  directors   and   principal   officers  of  the  principal
               underwriter are:

                                                    Position and Offices
                                                    with Underwriter,
               Name and Principal                   American General
               Business Address                     Securities Incorporated
               ----------------                     ------------------------


               Robert S. Cauthen, Jr.               Chairman
               American General Life
               2727-A Allen Parkway
               Houston, TX  77019

               F. Paul Kovach, Jr.                  Director & President
               American General Securities
                Incorporated
               2727 Allen Parkway
               Houston, TX 77019

               George W. Bentham                   Director, Senior Vice
               Life Chief Marketing  Officer       President & American
               2727-A Allen Parkway                General
               Houston, TX 77019


               Robert F. Herbert                    Director & Associate
               American General Life                Tax Officer
               2727-A Allen Parkway
               Houston, TX  77019


               Bill B. Luther                        Director & Vice President
               American General Life
               2727-A Allen Parkway
               Houston, TX 77019

               Thomas B. Phillips                     Director & Secretary
               American General Life
               2727-A Allen Parkway
               Houston, TX  77019

               Zafar Rashid                           Director, Vice President&
               American General Life                  Treasurer
               2727-A Allen Parkway
               Houston, TX 77019


               Fred G. Fram                           Vice President
               American General Securities
                Incorporated
               2727 Allen Parkway
               Houston, TX 77019

               Steven A. Glover                        Assistant Secretary
               American General Life
               2727-A Allen Parkway
               Houston, TX  77019

               Carole D. Hlozek                        Administrative Officer
               American General Securities
                Incorporated
               2727 Allen Parkway
               Houston, TX 77019

               J. Andrew Kalbaugh                      Administrative Officer
               American General Securities
                Incorporated
               2727 Allen Parkway
               Houston, TX 77019

        (c)    Not Applicable.


Item 30.  Location of Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, TX 77019.


Item 31.  Management Services

Not Applicable.


Item 32.  Undertakings

The Registrant undertakes: A) to file a post-effective amendment to this registration as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by these prospectuses, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can remove to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                 EXHIBIT INDEX


          3(a)(ii) Master  Marketing and  Distribution  Agreement by and among
               American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Marketing, Inc., and Van Kampen American Capital Distributors, Inc. (to be filed by amendment)

          3(b)(iv)  Selling/Master   General  Agent  Agreement  by  and  among
               American  General  Life  Insurance  Company,  American  General
               Securities Incorporated, and Van Kampen American Capital Distributors, Inc. (to be filed by amendment)

          3(c)(i)(B)  Participation  Agreement by and among  American  General
               Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Insurance Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (to be filed by amendment)


          4(e)(i)(B) Specimen form of Individual Retirement Annuity Disclosure
               Statement available under Contract Form Nos. 95020 and 95021.(8)



          13(b)(i)  Computations  of  hypothetical   historical   standardized
               average annual total returns for the Emerging Growth, Enterprise, Global Equity, Real Estate Securities, Asset Allocation, Domestic Income, Government, and Money Market Divisions, available under Contract Form Nos. 95020 and 95021 for the one and five year periods ending December 31, 1995, and since inception. (to be filed by amendment)

          13(b)(ii) Computations of hypothetical historical non-standardized total returns for the Emerging Growth, Enterprise, Global Equity, Real Estate Securities, Asset Allocation, Domestic Income, Government, and Money Market Divisions, available under Contract Form Nos. 95020 and 95021 for the one and five year periods ending December 31, 1995, and since inception. (to be filed by amendment)

          13(b)(iii) Computations of hypothetical historical  non-standardized cumulative total returns for the Emerging Growth, Enterprise, Global Equity, Real Estate Securities, Asset Allocation, Domestic Income, Government, and Money Market Divisions, available under Contract Form Nos. 95020 and 95021 for the one and five year periods ending December 31, 1995, and since inception. (to be filed by amendment)

          13(b)(iv) Computations of hypothetical historical 30 day yield for the Domestic Income Division, the Government Division, and the Asset Allocation Division, available under Contract Form Nos. 95020 and 95021 for the one month period ended December 31, 1995. (to be filed by amendment)

          13(b)(v) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Contract Form Nos. 95020 and 95021 for the seven day period ended December 31, 1995. (to be filed by amendment)

                                 SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, certifies that it meets the requirements of Securities Act Rule 485(a), for effectiveness of this Amendment to the Registration Statement and has duly caused this Amendment to the Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this day of March, 1996.

AMERICAN GENERAL LIFE INSURANCE   AMERICAN GENERAL LIFE INSURANCE
COMPANY SEPARATE ACCOUNT D                  COMPANY
       (Registrant)                       (Depositor)






By:/s/ ZAFAR RASHID                 By:/s/ZAFAR RASHID
     Senior Vice President of          ZAFAR RASHID
     American General Life             Senior Vice Pesident
     Insurance Company

     As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                 Title                       Date

 ROBERT S. CAUTHEN, JR.*    Principal Executive
-------------------------
(Robert S. Cauthen, Jr.)         Officer             March        , 1996


ZAFAR RASHID*              Principal Financial and
-------------------------
(Zafar Rashid)               Accounting Officer      March         , 1996


                                   Directors


/s/HAROLD S. HOOK                                 /s/BILL B. LUTHER*
-------------------------                        ------------------------------
(Harold S. Hook)                                  (Bill B. Luther)

/s/ROBERT S. CAUTHEN, JR.*                       /s/JOHN P. NEWTON
--------------------------                       ------------------------------
(Robert S. Cauthen, Jr.)                         (Jon P. Newtown)

/s/MICHAEL G. ATNIP                              /s/ZAFAR RASHID
--------------------------                       ------------------------------
Michael G. Atnip)                                (Zafar Rashid)
/s/ROBERT M. DEVLIN*                             /s/PETER V. TUTERS*
--------------------------                       ------------------------------
(Robert M. Devlin)                               (Peter V. Tuters)

/s/GEORGE  W. BENTHAM*                            /s/AUSTIN P. YOUNG*
--------------------------                       ------------------------------
(George W. Bentham)                              (Austin P. Young)




                                                  March         , 1996
*By Steven A. Glover, Attorney-in-Fact